Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Banco Santander (Brasil) S.A. (Commission File No.: 333-196887)

Banco Santander, S.A. and
Companies composing
Santander Group

Interim Condensed Consolidated
Financial Statements at 30 June 2014

Translation of a report originally issued in Spanish and of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS
(Millions of euros)

ASSETS	Note	30/06/14	31/12/13 (*)	LIABILITIES AND EQUITY	Note	30/06/14	31/12/13 (*)

CASH AND BALANCES WITH CENTRAL BANKS		83,877	77,103	FINANCIAL LIABILITIES HELD FOR TRADING	9	96,621	94,673

				OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
FINANCIAL ASSETS HELD FOR TRADING	5	130,773	115,289		9	50,446	42,311

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
	5	30,421	31,381	FINANCIAL LIABILITIES AT AMORTISED COST	9	914,107	863,114

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	90,637	83,799	CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK
						70	87

LOANS AND RECEIVABLES	5	755,264	714,484	HEDGING DERIVATIVES		6,497	5,283

HELD-TO-MATURITY INVESTMENTS	5	-	-	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
						1	1

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK				LIABILITIES UNDER INSURANCE CONTRACTS		1,602	1,430
		1,384	1,627
				PROVISIONS	10	15,205	14,475
HEDGING DERIVATIVES		6,333	8,301
				TAX LIABILITIES:		8,190	6,079
NON-CURRENT ASSETS HELD FOR SALE	6	5,208	4,892	Current		4,846	4,254
				Deferred		3,344	1,825
INVESTMENTS:		3,603	5,536
Associates		1,927	1,829	OTHER LIABILITIES		9,588	8,283
Jointly controlled entities	2	1,676	3,707
				TOTAL LIABILITIES		1,102,327	1,035,736
INSURANCE CONTRACTS LINKED TO PENSIONS
		344	342	SHAREHOLDERS' EQUITY:	11	87,035	84,740
				Share capital		5,889	5,667
REINSURANCE ASSETS		359	356	Share premium		36,537	36,804
				Reserves		41,652	38,121
TANGIBLE ASSETS:	7	17,028	13,654	Other equity instruments		338	193
Property, plant and equipment		13,730	9,974	Less: Treasury shares		(137)	(9)
Investment property		3,298	3,680	Profit for the period attributable to the Parent
						2,756	4,370
INTANGIBLE ASSETS:	8	29,374	26,241	Less: Dividends and remuneration	3	-	(406)
Goodwill		26,663	23,281
Other intangible assets		2,711	2,960	VALUATION ADJUSTMENTS:	11	(11,857)	(14,152)
				Available-for-sale financial assets		911	35
TAX ASSETS:		26,576	26,819	Cash flow hedges		(76)	(233)
Current		4,794	5,751	Hedges of net investments in foreign operations
Deferred		21,782	21,068			(2,940)	(1,874)
				Exchange differences		(6,580)	(8,768)
OTHER ASSETS		6,862	5,814	Non-current assets held for sale		-	-
				Entities accounted for using the equity method		(221)	(446)
				Other valuation adjustments		(2,951)	(2,866)

				NON-CONTROLLING INTERESTS	11	10,538	9,314
				Valuation adjustments		(1,008)	(1,541)
				Other		11,546	10,855
				EQUITY		85,716	79,902
TOTAL ASSETS		1,188,043	1,115,638	TOTAL LIABILITIES AND EQUITY		1,188,043	1,115,638

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		44,695	41,049
				CONTINGENT COMMITMENTS		199,599	172,797

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS
(Millions of reais)

ASSETS	Note	30/06/14	31/12/13 (*)	LIABILITIES AND EQUITY	Note	30/06/14	31/12/13 (*)

CASH AND BALANCES WITH CENTRAL BANKS		251,649	251,171	FINANCIAL LIABILITIES HELD FOR TRADING	9	289,883	308,407

				OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
FINANCIAL ASSETS HELD FOR TRADING	5	392,346	375,565		9	151,349	137,832

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
				FINANCIAL LIABILITIES AT AMORTISED COST
	5	91,270	102,227		9	2,742,503	2,811,680

AVAILABLE-FOR-SALE FINANCIAL ASSETS				CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK
	5	271,928	272,984			211	283

LOANS AND RECEIVABLES	5	2,265,941	2,327,503	HEDGING DERIVATIVES		19,494	17,210

HELD-TO-MATURITY INVESTMENTS	5	-	-	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
						3	3

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK				LIABILITIES UNDER INSURANCE CONTRACTS		4,807	4,658
		4,153	5,300
				PROVISIONS	10	45,617	47,154
HEDGING DERIVATIVES		19,001	27,041
				TAX LIABILITIES:		24,572	19,803
NON-CURRENT ASSETS HELD FOR SALE	6	15,624	15,936	Current		14,539	13,858
				Deferred		10,033	5,945
INVESTMENTS:		10,812	18,034
Associates		5,782	5,958	OTHER LIABILITIES		28,767	26,984
Jointly controlled entities	2	5,030	12,076
				TOTAL LIABILITIES		3,307,206	3,374,014
INSURANCE CONTRACTS LINKED TO PENSIONS
		1,033	1,114	SHAREHOLDERS' EQUITY:	11	208,340	200,896
				Share capital		13,782	13,069
REINSURANCE ASSETS		1,078	1,160	Share premium		80,554	81,403
				Reserves		104,908	94,759
TANGIBLE ASSETS:	7	51,088	44,479	Other equity instruments		837	389
Property, plant and equipment		41,193	32,491	Less: Treasury shares		(412)	(28)
Investment property		9,895	11,988	Profit for the period attributable to the Parent		8,671	12,463

INTANGIBLE ASSETS:	8	88,130	85,483	Less: Dividends and remuneration	3	-	(1,159)
Goodwill		79,996	75,840
Other intangible assets		8,134	9,643	VALUATION ADJUSTMENTS:	11	17,207	29,055
				Available-for-sale financial assets		2,733	112
TAX ASSETS:		79,730	87,366	Cash flow hedges		(228)	(760)
Current		14,381	18,734	Hedges of net investments in foreign operations
Deferred		65,349	68,632			(8,820)	(6,103)
				Exchange differences		33,040	46,595
OTHER ASSETS		20,587	18,940	Non-current assets held for sale		-	-
				Entities accounted for using the equity method		(664)	(1,453)
				Other valuation adjustments		(8,854)	(9,336)

				NON-CONTROLLING INTERESTS	11	31,617	30,338
				Valuation adjustments		2,205	2,772
				Other		29,412	27,566
				EQUITY		257,164	260,289
TOTAL ASSETS		3,564,370	3,634,303	TOTAL LIABILITIES AND EQUITY		3,564,370	3,634,303

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		134,095	133,721
				CONTINGENT COMMITMENTS		598,837	562,904

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet at 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Millions of euros)

		(Debit) Credit
	Note	01/04/14 to 30/06/14	01/04/13 to 30/06/13 (*)	01/01/14 to 30/06/14	01/01/13 to 30/06/13 (*)

INTEREST AND SIMILAR INCOME		13,535	13,147	26,580	26,373
INTEREST EXPENSE AND SIMILAR CHARGES		(6,165)	(6,426)	(12,218)	(13,000)
NET INTEREST INCOME		7,370	6,721	14,362	13,373
INCOME FROM EQUITY INSTRUMENTS		220	145	251	204
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		43	114	108	268
FEE AND COMMISSION INCOME		3,093	3,182	6,034	6,350
FEE AND COMMISSION EXPENSE		(690)	(650)	(1,300)	(1,302)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		698	510	1,328	1,419
EXCHANGE DIFFERENCES (net)		(187)	370	(50)	429
OTHER OPERATING INCOME		1,430	1,581	2,944	3,261
OTHER OPERATING EXPENSES		(1,490)	(1,652)	(3,066)	(3,392)
GROSS INCOME		10,487	10,321	20,611	20,610
ADMINISTRATIVE EXPENSES		(4,466)	(4,399)	(8,721)	(8,827)
Staff costs		(2,544)	(2,547)	(4,999)	(5,129)
Other general administrative expenses		(1,922)	(1,852)	(3,722)	(3,698)
DEPRECIATION AND AMORTISATION CHARGE		(574)	(600)	(1,165)	(1,169)
PROVISIONS (net)		(146)	(869)	(1,506)	(1,178)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(2,669)	(3,095)	(5,369)	(6,013)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(449)	(97)	(831)	(206)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	(7)	558	2,302	708
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		-	-	-	-
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(42)	(111)	(85)	(213)
PROFIT BEFORE TAX	12	2,134	1,708	5,236	3,712
INCOME TAX		(400)	(395)	(1,948)	(891)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		1,734	1,313	3,288	2,821
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS (net)		-	(14)	-	(14)
CONSOLIDATED PROFIT FOR THE PERIOD		1,734	1,299	3,288	2,807
Profit attributable to the Parent		1,453	1,050	2,756	2,255
Profit attributable to non-controlling interests		281	249	532	552
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.12	0.10	0.24	0.21
Diluted earnings per share (euros)	3	0.12	0.10	0.24	0.21

From continuing operations:
Basic earnings per share (euros)	3	0.12	0.10	0.24	0.21
Diluted earnings per share (euros)	3	0.12	0.10	0.24	0.21

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the consolidated income statement for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Millions of reais)

		(Debit) Credit
	Note	01/04/14 to 30/06/14	01/04/13 to 30/06/13 (*)	01/01/14 to 30/06/14	01/01/13 to 30/06/13 (*)

INTEREST AND SIMILAR INCOME		41,373	35,403	83,631	70,258
INTEREST EXPENSE AND SIMILAR CHARGES		(18,834)	(17,306)	(38,442)	(34,631)
NET INTEREST INCOME		22,539	18,097	45,189	35,627
INCOME FROM EQUITY INSTRUMENTS		690	389	790	544
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		128	307	339	713
FEE AND COMMISSION INCOME		9,457	8,566	18,984	16,915
FEE AND COMMISSION EXPENSE		(2,115)	(1,751)	(4,091)	(3,469)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		2,137	1,384	4,178	3,780
EXCHANGE DIFFERENCES (net)		(602)	986	(158)	1,142
OTHER OPERATING INCOME		4,362	4,262	9,266	8,689
OTHER OPERATING EXPENSES		(4,541)	(4,451)	(9,646)	(9,037)
GROSS INCOME		32,055	27,789	64,851	54,904
ADMINISTRATIVE EXPENSES		(13,658)	(11,847)	(27,442)	(23,516)
Staff costs		(7,775)	(6,861)	(15,728)	(13,665)
Other general administrative expenses		(5,883)	(4,986)	(11,714)	(9,851)
DEPRECIATION AND AMORTISATION CHARGE		(1,753)	(1,613)	(3,667)	(3,113)
PROVISIONS (net)		(331)	(2,324)	(4,737)	(3,138)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(8,146)	(8,329)	(16,892)	(16,019)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7 & 8	(1,378)	(265)	(2,615)	(552)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	(236)	1,492	7,244	1,887
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		-	-	-	-
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(126)	(298)	(266)	(567)
PROFIT BEFORE TAX	12	6,427	4,605	16,476	9,886
INCOME TAX		(1,115)	(1,065)	(6,130)	(2,372)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		5,312	3,540	10,346	7,514
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS (net)		(1)	(37)	(1)	(37)
CONSOLIDATED PROFIT FOR THE PERIOD		5,311	3,503	10,345	7,477
Profit attributable to the Parent		4,451	2,832	8,671	6,007
Profit attributable to non-controlling interests		860	671	1,674	1,470
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.37	0.27	0.74	0.57
Diluted earnings per share (euros)	3	0.37	0.27	0.74	0.57

From continuing operations:
Basic earnings per share (euros)	3	0.37	0.27	0.74	0.57
Diluted earnings per share (euros)	3	0.37	0.27	0.74	0.57

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
(Millions of euros)

	Note	01/04/14 to 30/06/14	01/04/13 to 30/06/13 (*)	01/01/14 to 30/06/14	01/01/13 to 30/06/13 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		1,734	1,299	3,288	2,807

OTHER RECOGNISED INCOME AND EXPENSE:		1,750	(3,803)	2,828	(2,933)
Items that will not be reclassified to profit or loss		(120)	363	(92)	404
Actuarial gains and losses on defined benefit pension plans	11	(183)	679	(125)	756
Non-current assets held for sale		-	-	-	-
Income tax relating to items that will not be reclassified to profit or loss		63	316	33	(352)
Items that may be reclassified subsequently to profit or loss for the period	11	1,870	(4,166)	2,920	(3,337)
Available-for-sale financial assets:		468	(506)	1,449	(418)
Revaluation gains/(losses)		768	(319)	2,109	242
Amounts transferred to income statement		(300)	(187)	(660)	(660)
Other reclassifications		-	-	-	-
Cash flow hedges:		127	(6)	196	(41)
Revaluation gains/(losses)		199	233	361	231
Amounts transferred to income statement		(72)	(239)	(165)	(272)
Amounts transferred to initial carrying amount of hedged items		-	-	-	-
Other reclassifications		-	-	-	-
Hedges of net investments in foreign operations:	11	(664)	1,275	(1,087)	407
Revaluation gains/(losses)		(664)	1,249	(1,087)	379
Amounts transferred to income statement		-	26	-	28
Other reclassifications		-	-	-	-
Exchange differences:	11	2,055	(4,991)	2,631	(3,433)
Revaluation gains/(losses)		2,055	(4,955)	2,627	(3,396)
Amounts transferred to income statement		-	(36)	4	(37)
Other reclassifications		-	-	-	-
Non-current assets held for sale:		-	-	-	-
Revaluation gains/(losses)		-	-	-	-
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Entities accounted for using the equity method:		56	(149)	224	(65)
Revaluation gains/(losses)		56	(152)	223	(72)
Amounts transferred to income statement		-	3	1	7
Other reclassifications		-	-	-	-
Income tax		(172)	211	(493)	213
TOTAL RECOGNISED INCOME AND EXPENSE		3,484	(2,504)	6,116	(126)
Attributable to the Parent		2,849	(1,840)	5,051	(174)
Attributable to non-controlling interests		635	(664)	1,065	48

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
(Millions of reais)

	Note	01/04/14 to 30/06/14	01/04/13 to 30/06/13 (*)	01/01/14 to 30/06/14	01/01/13 to 30/06/13 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		5,311	3,503	10,345	7,477

OTHER RECOGNISED INCOME AND EXPENSE:		(4,990)	16,111	(12,414)	7,307
Items that will not be reclassified to profit or loss		(378)	967	(289)	1,076
Actuarial gains and losses on defined benefit pension plans	11	(576)	1,809	(393)	2,014
Non-current assets held for sale		-	-	-	-
Income tax relating to items that will not be reclassified to profit or loss		198	(842)	104	(938)
Items that may be reclassified subsequently to profit or loss for the period		(4,612)	15,144	(12,125)	6,231
Available-for-sale financial assets:		1,472	(1,348)	4,560	(1,114)
Revaluation gains/(losses)		2,416	(850)	6,636	645
Amounts transferred to income statement		(944)	(498)	(2,076)	(1,759)
Other reclassifications		-	-	-	-
Cash flow hedges:		400	(16)	617	(109)
Revaluation gains/(losses)		626	621	1,136	615
Amounts transferred to income statement		(226)	(637)	(519)	(724)
Amounts transferred to initial carrying amount of hedged items		-	-	-	-
Other reclassifications		-	-	-	-
Hedges of net investments in foreign operations:	11	(2,089)	3,396	(3,420)	1,085
Revaluation gains/(losses)		(2,089)	3,327	(3,420)	1,010
Amounts transferred to income statement		-	69	-	75
Other reclassifications		-	-	-	-
Exchange differences:	11	(4,030)	12,947	(13,036)	5,975
Revaluation gains/(losses)		(4,030)	13,043	(13,049)	6,074
Amounts transferred to income statement		-	(96)	13	(99)
Other reclassifications		-	-	-	-
Non-current assets held for sale:		-	-	-	-
Revaluation gains/(losses)		-	-	-	-
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Entities accounted for using the equity method:		176	(397)	705	(173)
Revaluation gains/(losses)		176	(405)	702	(192)
Amounts transferred to income statement		-	8	3	19
Other reclassifications		-	-	-	-
Income tax		(541)	562	(1,551)	567
TOTAL RECOGNISED INCOME AND EXPENSE		321	19,614	(2,069)	14,784
Attributable to the Parent		(675)	18,075	(3,177)	12,687
Attributable to non-controlling interests		996	1,539	1,108	2,097

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 31/12/13 (*)	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Total recognised income and expense	-	-	-	-	2,756	2,295	1,065	6,116
Other changes in equity	222	3,670	145	(128)	(4,370)	-	159	(302)
Capital increases/(reductions)	222	(224)	-	-	-	-	(529)	(531)
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	186	-	-	-	-	186
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(438)	-	-	-	-	(289)	(727)
Transactions involving own equity instruments (net)	-	20	-	(128)	-	-	-	(108)
Transfers between equity items	-	4,361	9	-	(4,370)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	103	103
Equity-instrument-based payments	-	-	(46)	-	-	-	-	(46)
Other increases/(decreases) in equity	-	(49)	(4)	-	-	-	874	821
Balance at 30/06/14	5,889	78,189	338	(137)	2,756	(11,857)	10,538	85,716

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(Millions of reais)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 31/12/13 (*)	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance (*)	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Total recognised income and expense	-	-	-	-	8,671	(11,848)	1,108	(2,069)
Other changes in equity	713	10,459	448	(384)	(12,463)	-	171	(1,056)
Capital increases/(reductions)	713	(718)	-	-	-	-	(1,736)	(1,741)
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	586	-	-	-	-	586
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(1,248)	-	-	-	-	(908)	(2,156)
Transactions involving own equity instruments (net)	-	63	-	(384)	-	-	-	(321)
Transfers between equity items	-	12,433	30	-	(12,463)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	333	333
Equity-instrument-based payments	-	-	(146)	-	-	-	-	(146)
Other increases/(decreases) in equity	-	(71)	(22)	-	-	-	2,482	2,389
Balance at 30/06/14	13,782	185,462	837	(412)	8,671	17,207	31,617	257,164

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(Millions of euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/12	5,161	73,915	250	(287)	2,205	(6,590)	9,672	84,326
Adjustments due to changes in accounting policies	-	-	-	-	90	(2,884)	(257)	(3,051)
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance	5,161	73,915	250	(287)	2,295	(9,474)	9,415	81,275
Total recognised income and expense	-	-	-	-	2,255	(2,429)	48	(126)
Other changes in equity	244	1,409	47	208	(2,295)	-	632	245
Capital increases/(reductions)	244	(248)	-	-	-	-	-	(4)
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	81	-	-	-	-	81
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(412)	-	-	-	-	(325)	(737)
Transactions involving own equity instruments (net)	-	(59)	-	208	-	-	-	149
Transfers between equity items	-	2,288	7	-	(2,295)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	176	176
Equity-instrument-based payments	-	-	(36)	-	-	-	-	(36)
Other increases/(decreases) in equity	-	(160)	(5)	-	-	-	781	616
Balance at 30/06/13	5,405	75,324	297	(79)	2,255	(11,903)	10,095	81,394

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(Millions of reais)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance at 31/12/12	11,632	173,921	573	(776)	5,514	10,958	26,149	227,971
Adjustments due to changes in accounting policies	-	-	-	-	225	(7,766)	(694)	(8,235)
Adjustments due to errors	-	-	-	-	-	-	-	-
Adjusted beginning balance	11,632	173,921	573	(776)	5,739	3,192	25,455	219,736
Total recognised income and expense	-	-	-	-	6,008	6,679	2,097	14,784
Other changes in equity	647	3,485	137	549	(5,739)	-	1,622	701
Capital increases/(reductions)	647	(657)	-	-	-	-	-	(10)
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-
Increases in other equity instruments	-	-	216	-	-	-	-	216
Reclassification from/to financial liabilities	-	-	-	-	-	-	-	-
Distribution of dividends	-	(1,032)	-	-	-	-	(865)	(1,897)
Transactions involving own equity instruments (net)	-	(158)	-	549	-	-	-	391
Transfers between equity items	-	5,720	19	-	(5,739)	-	-	-
Increases/(decreases) due to business combinations	-	-	-	-	-	-	457	457
Equity-instrument-based payments	-	-	(95)	-	-	-	-	(95)
Other increases/(decreases) in equity	-	(388)	(3)	-	-	-	2,030	1,639
Balance at 30/06/13	12,279	177,406	710	(227)	6,008	9,871	29,174	235,221

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of euros)

	Note	30/06/14	30/06/13 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		3,822	(32,129)
Consolidated profit for the period		3,288	2,807
Adjustments made to obtain the cash flows from operating activities:		9,235	9,239
Depreciation and amortisation charge		1,165	1,169
Other adjustments		8,070	8,070
Net increase/(decrease) in operating assets and liabilities:		(8,710)	(43,128)
Operating assets		(29,019)	(29,609)
Operating liabilities		20,309	(13,519)
Income tax recovered/(paid)		9	(1,047)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(1,749)	670
Payments:		(3,539)	(1,177)
Tangible assets	7	(2,852)	(546)
Intangible assets		(526)	(541)
Investments		(21)	(90)
Subsidiaries and other business units		(140)	-
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds:		1,790	1,847
Tangible assets	7	427	243
Intangible assets		-	143
Investments	2	248	-
Subsidiaries and other business units	2	664	1,097
Non-current assets held for sale and associated liabilities	6	451	364
Held-to-maturity investments		-	-
Other proceeds related to investing activities		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES		2,040	(1,519)
Payments:		(2,115)	(5,065)
Dividends	3	(438)	(412)
Subordinated liabilities		(106)	(1,239)
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		(1,571)	(3,414)
Other payments related to financing activities		-	-
Proceeds:		4,155	3,546
Subordinated liabilities	9	2,693	-
Issuance of own equity instruments		-	-
Disposal of own equity instruments		1,462	3,281
Other proceeds related to financing activities		-	265
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		2,661	(3,837)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		6,774	(36,815)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,103	118,488
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		83,877	81,673

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		5,769	5,835
Cash equivalents at central banks		78,108	75,838
Other financial assets		-	-
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		83,877	81,673

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of reais)

	Note	30/06/14	30/06/13 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		12,026	(85,591)
Consolidated profit for the period		10,345	7,477
Adjustments made to obtain the cash flows from operating activities:		29,058	24,612
Depreciation and amortisation charge		3,667	3,113
Other adjustments		25,391	21,499
Net increase/(decrease) in operating assets and liabilities:		(27,405)	(114,891)
Operating assets		(91,306)	(78,878)
Operating liabilities		63,901	(36,013)
Income tax recovered/(paid)		28	(2,789)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(5,450)	1,784
Payments:		(11,144)	(3,136)
Tangible assets	7	(8,972)	(1,455)
Intangible assets		(1,657)	(1,441)
Investments		(66)	(240)
Subsidiaries and other business units		(449)	-
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other payments related to investing activities		-	-
Proceeds:		5,694	4,920
Tangible assets	7	1,345	647
Intangible assets		-	381
Investments	2	780	-
Subsidiaries and other business units	2	2,150	2,922
Non-current assets held for sale and associated liabilities	6	1,419	970
Held-to-maturity investments		-	-
Other proceeds related to investing activities		-	-
C. CASH FLOWS FROM FINANCING ACTIVITIES		6,548	(4,046)
Payments:		(6,525)	(13,493)
Dividends	3	(1,248)	(1,098)
Subordinated liabilities		(334)	(3,301)
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		(4,943)	(9,094)
Other payments related to financing activities		-	-
Proceeds:		13,073	9,447
Subordinated liabilities	9	8,473	-
Issuance of own equity instruments		-	-
Disposal of own equity instruments		4,600	8,741
Other proceeds related to financing activities		-	706
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(12,647)	3,536
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(477)	(84,317)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		251,171	320,344
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		251,648	236,027

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		17,308	16,865
Cash equivalents at central banks		234,340	219,164
Other financial assets		-	-
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		251,648	236,030

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the period ended 30 June 2014.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the condensed consolidated financial statements for the period ended 30 June 2014

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

The Group’s interim condensed consolidated financial statements (“interim financial statements”) were prepared and signed by the directors at the board meeting held on 4 August 2014. The Group's consolidated financial statements for 2013 were approved by the shareholders at the Bank's annual general meeting on 28 March 2014.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must present their consolidated financial statements for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union. In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

Banco Santander, S.A.'s policy is to present its interim financial statements -for their use in the various markets- using the euro as its presentation currency. These financial statements were prepared to comply with the specific requirements and provisions established in Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (CVM), as part of the process for the registration and trading of marketable securities in Brazilian regulated markets, which requires the presentation of interim consolidated financial statements prepared in accordance with financial reporting standard IAS 34 issued by the IASB, in Brazilian reais and in Brazilian Portuguese. Accordingly, these interim consolidated financial statements may not be suitable for other purposes.

The Group’s consolidated financial statements for 2013 prepared in accordance with the specific requirements and provisions of Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (CVM) were prepared by the Bank (and approved at its board of directors meeting on 2 June 2014) in accordance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004 and in accordance with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2013, and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2013.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and include disclosures relating to both the three-month period ended 30 June 2014 and the six-month period then ended.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances occurring during the interim period ended 30 June 2014, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended 31 December 2013.

These half-yearly financial statements are presented in euros (the Bank's functional currency and the Group's presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (ICVM 480/09) and subsequent amendments thereto. The balances were translated into reais as indicated in Note 2.a to the Group's consolidated financial statements for 2013 prepared to comply with the specific requirements and provisions of Instruction no. 480/09 of the Securities and Exchange Commission of Brazil (CVM). As indicated in the aforementioned Note, for practical reasons, income and expenses were translated using the average exchange rate for the period; in this connection, it should be noted that the application of the aforementioned exchange rate or of the exchange rate corresponding to the date of each transaction does not give rise to any significant differences in the Group's interim consolidated financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2013, taking into account the standards and interpretations that came into force in the first half of 2014. In this connection it should be noted that the following standards and interpretations came into force for the Group in the first half of 2014:

-
Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities - these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognised amounts and this does not depend on the occurrence of future events.

-
Amendments to IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets - these amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets in relation to which an impairment loss was recognised or reversed in the year.

-
Amendments to IAS 39, Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting - these amendments introduce an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s interim financial statements.

In addition, the Group decided to apply the following interpretation early, under IFRSs adopted by the European Union, as permitted by the corresponding standard:

-
IFRIC 21, Levies - provides clarifying guidance on when to recognise a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and on obligations to pay a levy whose timing and amount is certain. The obligation to pay is recognised when the activity that triggers the payment of the levy occurs.

The application of this interpretation did not have a material effect on the Group's interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The principal accounting policies and measurement bases are indicated in Note 2 to the consolidated financial statements for 2013.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.
The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets - loans and receivables, non-current assets held for sale, investments, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The fair value of certain unquoted assets and liabilities; and

7.	The recoverability of deferred tax assets.
In the six-month period ended 30 June 2014 there were no significant changes in the estimates made at 2013 year-end other than those indicated in these interim financial statements

d)	Contingent assets and liabilities

Note 2.o to the Group's consolidated financial statements for the year ended 31 December 2013 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group's contingent assets and liabilities from 31 December 2013 to the date of formal preparation of these interim financial statements.

e)	Comparative information

The information for 2013 contained in these half-yearly financial statements is presented for comparison purposes only with the information relating to the three-month and six-month periods ended 30 June 2014.

In order to interpret the changes in the balances with respect to December 2013, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended 31 December 2013) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2014, considering the exchange rates at the end of the first half of 2014, was as follows: Mexican peso (+2.04%), US dollar (+0.97%), Brazilian real (+8.58%), pound sterling (4.02%), Chilean peso (-3.91%) and Polish zloty (-0.06%).

f)	Seasonality of the Group's transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements.

h)	Events after the reporting period

It should be noted that from 1 July 2014 to the date on which the financial statements for the first half of 2014 were authorised for issue, the following significant events occurred at Santander Group:

-
On 10 July 2014, the Bank announced that it had reached an agreement for the French insurance company CNP to acquire a 51% stake in the three insurance companies that service Santander's consumer finance unit (Santander Consumer Finance) and which are based in Ireland. The agreement, which is subject to the relevant regulatory authorisations, values all the shares of the insurance companies, which sell life and non-life products through the Santander Consumer Finance network, at EUR 568 million (BRL 1,718 million). The transaction is scheduled to be completed before the end of the year.

-
At its meeting of 11 July 2014, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the first interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend of EUR 0.152 (BRL 0.46) per share, in shares or cash.

-	On 24 July 2014, Mr Vittorio Corbo Lioi presented his resignation and retired from the board of the Bank.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-
Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash and balances with central banks in the condensed consolidated balance sheet.

-	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

The condensed consolidated statement of cash flows for the first half of 2013 shows a reduction in the cash flows from operating activities of EUR 32,129 million (BRL 85,591 million). This reduction arose mainly from the repayment by the Group of EUR 33,400 million (BRL 88,977 million) of funds obtained from the European Central Bank since 2011–the so-called LTROs (Long Term Refinancing Operations).

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended 31 December 2013 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2013, 2012 and 2011.

The tables below provide detailed information on the most representative acquisitions and disposals of ownership interests in the capital/equity of the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2014:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Consumer USA Inc.	Obtainment of control	23/01/14	-	-	-	60.74%
Financiera El Corte Inglés, E.F.C., S.A.	Acquisition	27/02/14	140	-	51.00%	51.00%

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of reais)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Santander Consumer USA Inc.	Obtainment of control	23/01/14	-	-	-	60.74%
Financiera El Corte Inglés, E.F.C., S.A.	Acquisition	27/02/14	449	-	51.00%	51.00%

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun off or derecognised	Category	Effective transaction date (dd/mm/yy)	% of voting power disposed of or derecognised	% of total voting power at entity after disposal	Net gain/(loss) (millions of euros)
Santander Consumer USA Inc.	Disposal	23/01/14	4.00%	60.74%	730
Altamira Asset Management, S.L.	Disposal	03/01/14	85.00%	15.00%	385

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun off or derecognised	Category	Effective transaction date (dd/mm/yy)	% of voting power disposed of or derecognised	% of total voting power at entity after disposal	Net gain/(loss) (millions of reais)
Santander Consumer USA Inc.	Disposal	23/01/14	4.00%	60.74%	2,365
Altamira Asset Management, S.L.	Disposal	03/01/14	85.00%	15.00%	1,246

The most significant transactions performed in the first half of 2014 were as follows:

Sale of Altamira Asset Management

On 21 November 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the recovery of Banco Santander, S.A.'s loans in Spain and for managing and marketing the properties obtained through this activity (Altamira Asset Management, S.L.).

On 3 January 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for EUR 664 million (BRL 2,150 million), giving rise to a net gain of EUR 385 million (BRL 1,246 million), which was recognised at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first half of 2014.

Following this transaction, the Group retained the aforementioned property assets and loan portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo.

Santander Consumer USA

In January 2014 the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA's share capital, of which 4% related to the holding sold by the Group. Following this sale, at 30 June 2014, the Group holds 60.47% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) -a company controlled by Thomas G. Dundon, who holds the position of Chief Executive Officer of SCUSA- also reduced their holdings.

Since the ownership interests of the aforementioned shareholders were reduced to below certain percentages following the placement, the shareholder agreement previously entered into by the shareholders was terminated, pursuant to the terms and conditions established in said agreement; this entailed the termination of the agreements which, inter alia, had granted Sponsor Holdings and DDFS representation on the board of directors of SCUSA and had established a voting system under which the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders. Therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to this change of control the Group accounted for its ownership interest in SCUSA using the equity method. Following the obtainment of control, the Group now fully consolidates its ownership interest in SCUSA and, at the date on which it obtained control, it included all of SCUSA's assets and liabilities in its consolidated balance sheet at their fair value.

The Group did not make any disbursement in relation to this change of control and, therefore, goodwill was determined by reference to the fair value of SCUSA implicit in the public offering. The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	1,185
Financial assets held for trading	22
Loans and receivables - loans and advances to customers (*)	16,113
Tangible assets	1,636
Intangible assets (**)	508
Other assets	1,070
Total assets	20,534
Deposits from credit institutions	6,191
Marketable debt securities and other financial liabilities (***)	11,256
Provisions	11
Other liabilities	866
Total liabilities	18,324
Net asset value	2,210
Non-controlling interests	(868)
Fair value of employee share option plans	(94)
Cost of investment	(3,747)
Goodwill at January 2014	2,499

Millions of reais
Cash and balances with central banks	3,839
Financial assets held for trading	71
Loans and receivables - loans and advances to customers (*)	52,201
Tangible assets	5,300
Intangible assets (**)	1,646
Other assets	3,466
Total assets	66,523
Deposits from credit institutions	20,057
Marketable debt securities and other financial liabilities (***)	36,466
Provisions	36
Other liabilities	2,806
Total liabilities	59,365
Net asset value	7,158
Non-controlling interests	(2,810)
Fair value of employee share option plans	(305)
Cost of investment	(12,139)
Goodwill at January 2014	8,096

(*)	The estimate of fair value includes gains of EUR 18 million (BRL 58 million).

(**)	The preliminary valuation work identified the following intangible assets additional to those already existing:

	-	Relationships with concession operator networks amounting to EUR 429 million (BRL 1,390 million) with an average amortisation period of approximately 17 years

	-	Trademarks amounting to EUR 37 million (BRL 122 million)

(***)	In the estimate of fair value, the value of marketable debt securities increased by EUR 117 million (BRL 378 million).

The foregoing fair values are based on the information available at that date and they may be adjusted in the next seven months from 30 June 2014, as provided for in IFRS 3.

In order to determine the fair value of loans and receivables, the loans and receivables were segregated into portfolios of loans with similar features and for each portfolio the present value of the cash flows expected to be received was calculated on the basis of the estimated future losses and prepayment rates.

Goodwill is attributable to the strong capability and proven experience of SCUSA’s employees and management team.

As a result of the aforementioned transaction, the Group recognised a net gain of EUR 730 million (BRL 2,365 million), included at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for the first half of 2014, of which EUR 688 million (BRL 2,229 million) relate to the recognition at fair value of the interest held by the Group.

Agreement with El Corte Inglés

On 7 October 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On 27 February 2014, following the obtainment of the relevant regulatory and competition authorisations, the acquisition was completed. Santander Consumer Finance, S.A. paid EUR 140 million (BRL 449 million) for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and advances to credit institutions	29
Loans and receivables - loans and advances to customers	1,291
Intangible assets	2
Other assets	22
Total assets	1,344
Deposits from credit institutions	173
Customer deposits	81
Marketable debt securities	585
Provisions	3
Other liabilities	290
Total liabilities	1,132
Net asset value	212
Non-controlling interests	(104)
Cost of investment	(140)
Goodwill at 27 February 2014	32

Millions of reais
Loans and advances to credit institutions	93
Loans and receivables - loans and advances to customers	4,146
Intangible assets	6
Other assets	71
Total assets	4,316
Deposits from credit institutions	556
Customer deposits	260
Marketable debt securities	1,879
Provisions	10
Other liabilities	931
Total liabilities	3,636
Net asset value	680
Non-controlling interests	(334)
Cost of investment	(449)
Goodwill at 27 February 2014	103

Other transactions

Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement for the joint operation of the vehicle financing business in eleven European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included. The transaction is subject to approval by the relevant regulatory and competition authorities.

Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A.

On 7 April 2014, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A. (“Getnet”) for BRL 1,104 million (approximately EUR 353 million). Following the acquisition, which is expected to be completed in the second half of 2014, Banco Santander (Brasil) S.A. will hold an indirect ownership interest of 88.5% in Getnet.

Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.

On 28 April 2014, the Bank's board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) S.A. not owned by the Group, which represent approximately 25% of the share capital of Banco Santander (Brasil) S.A. The transaction, which is expected to be completed in October 2014, will be paid for in shares of the Bank.

The offer is voluntary, in that the non-controlling shareholders of Banco Santander (Brasil) S.A. are not obliged to participate, and it is not conditional upon a minimum acceptance level. Santander will acquire all the shares whose holders accept the bid, and does not intend to delist Banco Santander (Brasil) S.A. from either the Sao Paulo or the New York stock exchange. The Banco Santander shares will be listed on the Sao Paulo Stock Exchange in the form of Brazilian Depositary Receipts (BDRs). The shareholders that accept the bid will receive, in the form of BDRs or American Depositary Receipts (ADRs), 0.70 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) S.A. and 0.35 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil) S.A.

If all the investors with non-controlling interests were to accept the bid, Banco Santander would have to issue approximately 674 million shares, equal to 5.7% of the share capital as of the date of these interim financial statements.

The bid is subject to the customary conditions for this type of transaction, including the obtainment of the related regulatory authorisations and the approval by the general meetings of Banco Santander and Banco Santander (Brasil) S.A.

Custody business

On 19 June 2014, the Group announced that it had reached a definitive agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander's current custody business in Spain, Mexico and Brazil, with the Group retaining the remaining 50%. The transaction, which entails valuing the business at EUR 975 million (BRL 2,949 million) at the date of the announcement, is expected to be completed in the fourth quarter of 2014.

Agreement with GE Capital

On 23 June 2014, the Group announced that Santander Consumer Finance, S.A., Banco Santander's consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital's business in Sweden, Denmark and Norway for approximately EUR 700 million (BRL 2,112 million) at the date of the announcement. The transaction is expected to be completed in the second half of 2014.

3.	Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2014 and 2013 was as follows:

	First half of 2014			First half of 2013
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)

Ordinary shares	7.65%	0.0383	438	7.91%	0.0396	412
Other shares (non-voting, redeemable, etc.)	-	-	-	-	-	-
Total remuneration paid	7.65%	0.0383	438	7.91%	0.0396	412
Remuneration paid out of profit	4.14%	0.0207	235	4.13%	0.0207	213
Remuneration paid with a charge to reserves or share premium	3.51%	0.0176	203	3.78%	0.0189	199
Remuneration paid in kind	-	-	-	-	-	-

	First half of 2014			First half of 2013
	% of par value	Reais per share	Amount (millions of reais)	% of par value	Reais per share	Amount (millions of reais)

Ordinary shares	7.65%	0.1224	1,248	7.91%	0.1057	1,032
Other shares (non-voting, redeemable, etc.)	-	-	-	-	-	-
Total remuneration paid	7.65%	0.1224	1,248	7.91%	0.1057	1,032
Remuneration paid out of profit	4.14%	0.0684	670	4.13%	0.0561	534
Remuneration paid with a charge to reserves or share premium	3.51%	0.0540	578	3.78%	0.0496	498
Remuneration paid in kind	-	-	-	-	-	-

Under the remuneration scheme (Santander Dividendo Elección) the shareholders were offered the possibility of opting to receive an amount equal to the third interim dividend for 2013 and the final dividend for that year (fourth dividend for 2013), respectively, in cash or new shares.

In addition to the EUR 438 million (BRL 1,248 million) in cash shown in the foregoing table (of which EUR 235 million -BRL 670 million- relate to the amount of the third interim dividend for 2013 and EUR 203 million -BRL 578 million- to the amount of the final dividend for 2013), in the first half of 2014 shares with a value of EUR 3,008 million (BRL 9,591 million) were assigned to shareholder remuneration under the aforementioned remuneration scheme (Santander Dividendo Elección).

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity - see Note 9) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	30/06/14	30/06/13
Net profit attributable to the Parent (millions of euros)	2,756	2,255
Remuneration of contingently convertible preference shares (millions of euros)	(23)	-
	2,733	2,255
Of which:
from discontinued operations (millions of euros)	-	(14)
from continuing operations (millions of euros)	2,733	2,269
Weighted average number of shares outstanding	11,601,218,193	10,548,076,768
Basic earnings per share (euros)	0.24	0.21
Of which: from discontinued operations (euros)	0.00	(0.00)
from continuing operations (euros)	0.24	0.21

	30/06/14	30/06/13
Net profit attributable to the Parent (millions of reais)	8,671	6,007
Remuneration of contingently convertible preference shares (millions of reais)	(74)	-
	8,597	6,007
Of which:
from discontinued operations (millions of reais)	(1)	(37)
from continuing operations (millions of reais)	8,598	6,044
Weighted average number of shares outstanding	11,601,218,193	10,548,076,768
Basic earnings per share (reais)	0.74	0.57
Of which: from discontinued operations (reais)	0.00	(0.00)
from continuing operations (reais)	0.74	0.57

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity - see Note 9) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	30/06/14	30/06/13
Net profit attributable to the Parent (millions of euros)	2,756	2,255
Remuneration of contingently convertible preference shares (millions of euros)	(23)	-
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares
	-	-
Profit attributable to the Parent (millions of euros)	2,733	2,255
Of which:
from discontinued operations (millions of euros)	-	(14)
from continuing operations (millions of euros)	2,733	2,269

Weighted average number of shares outstanding	11,601,218,193	10,548,076,768
Dilutive effect of:
Options/ receipt of shares	35,608,413	61,757,489
Adjusted number of shares	11,636,826,606	10,609,834,257
Diluted earnings per share (euros)	0.24	0.21
Of which: from discontinued operations (euros)	0.00	(0.00)
from continuing operations (euros)	0.24	0.21

	30/06/14	30/06/13
Net profit attributable to the Parent (millions of reais)	8,671	6,007
Remuneration of contingently convertible preference shares (millions of reais)	(74)	-
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares
	-	-
Profit attributable to the Parent (millions of reais)	8,597	6,007
Of which:
from discontinued operations (millions of reais)	(1)	(37)
from continuing operations (millions of reais)	8,598	6,044

Weighted average number of shares outstanding	11,601,218,193	10,548,076,768
Dilutive effect of:
Options/ receipt of shares	35.608.413	61,757,489
Adjusted number of shares	11.636.826.606	10,609,834,257
Diluted earnings per share (reais)	0.74	0.57
Of which: from discontinued operations (reais)	0.00	(0.00)
from continuing operations (reais)	0.74	0.57

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2013 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2013 and 2012.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended 30 June 2014 and 2013 are summarised as follows:

Remuneration of directors (1)

	Thousands of euros
	30/06/14	30/06/13

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	4,164	4,856
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	604	743
By-law stipulated annual directors’ emoluments	-	-
Other (except insurance premiums)	348	1,216
Sub-total	5,116	6,815

Transactions with shares and/or other financial instruments	-	-
	5,116	6,815

	Thousands of reais
	30/06/14	30/06/13

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	13,102	12,936
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	1,900	1,979
By-law stipulated annual directors’ emoluments	-	-
Other (except insurance premiums)	1,095	3,239
Sub-total	16,097	18,154

Transactions with shares and/or other financial instruments	-	-
	16,097	18,154

(1) The notes to the annual consolidated financial statements for 2014 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	30/06/14	30/06/13

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	5,360	6,245
Pension funds and plans: Provisions and/or contributions (1)	1,837	1,546
Pension funds and plans: Accumulated rights (2) (3)	149,026	141,756
Life insurance premiums	229	537
Guarantees provided for directors	-	-

	Thousands of reais
	30/06/14	30/06/13

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	16,865	16,637
Pension funds and plans: Provisions and/or contributions (1)	5,780	4,119
Pension funds and plans: Accumulated rights (2) (3)	468,898	377,637
Life insurance premiums	721	1,431
Guarantees provided for directors	-	-

(1) Corresponds to provisions and/or contributions made in the first half of 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability). The amount for the first half of 2013 relates only to retirement pensions.

(2) Corresponds to the pension rights accumulated by the directors. In addition, at 30 June 2014 and 30 June 2013, former board members held accumulated pension rights amounting to EUR 89,447 thousand (BRL 268,359 thousand) and EUR 91,763 thousand (BRL 265,186 thousand), respectively.

(3) The amount corresponding to the six-month period ended June 30, 2013 has been modified to present it in accordance with the criteria set out in Circular 4/2013, of 12 June, of the National Securities Market Commission, which established models referring to annual remuneration of directors of corporations and the supervisory board of the savings banks that issue securities admitted to trading on regulated securities markets, so it results comparative with the corresponding amounts at December 31, 2013 and June 30, 2014.

Also, in their capacity as members of the boards of directors of other Group companies, in the first half of 2014 Mr Matías Rodríguez Inciarte received EUR 28 thousand (BRL 88 thousand) as non-executive director of U.C.I., S.A. (first half of 2013: EUR 42 thousand -BRL 112 thousand-) and Mr Vittorio Corbo Lioi received EUR 233 thousand (BRL 734 thousand): EUR 73 thousand (BRL 230 thousand) as president and non-executive director of Banco Santander Chile, EUR 156 thousand (BRL 491 thousand) for the provision of advisory services to the latter and EUR 4 thousand (BRL 13 thousand) as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V. (first half of 2013: EUR 60 thousand -BRL 160 thousand-, EUR 161 thousand -BRL 429 thousand- and EUR 9 thousand -BRL 24 thousand- respectively).

Remuneration of senior managers (1) (2)

	Thousands of euros
	30/06/14	30/06/13

Senior management:
Total remuneration of senior management	15,834	17,583

	Thousands of reais
	30/06/14	30/06/13

Senior management:
Total remuneration of senior management	49,820	46,841

(1)  The above amounts reflect the half-yearly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank's general management, and they exclude the remuneration of executive directors.

(2)  The number of senior managers of the Bank, excluding executive directors, decreased from 26 in the first half of 2013 to 24 in the first half of 2014.

The annual variable remuneration (or bonus) for 2013 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2014 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the notes to the financial statements for 2014.

5.	Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at 30 June 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/06/14
		Other financial assets at fair value through profit or loss	Available-for-sale financial assets
	Financial assets held for trading			Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	1,287	14,206	-	53,232	-
Loans and advances to customers	1,637	11,031	-	694,231	-
Debt instruments	54,115	4,227	85,773	7,801	-
Equity instruments	9,399	957	4,864	-	-
Trading derivatives	64,335	-	-	-	-
	130,773	30,421	90,637	755,264	-

	Millions of reais
	30/06/14
		Other financial assets at fair value through profit or loss	Available-for-sale financial assets
	Financial assets held for trading			Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	3,862	42,620	-	159,705	-
Loans and advances to customers	4,910	33,095	-	2,082,832	-
Debt instruments	162,356	12,682	257,335	23,404	-
Equity instruments	28,200	2,873	14,593	-	-
Trading derivatives	193,018	-	-	-	-
	392,346	91,270	271,928	2,265,941	-

	Millions of euros
	31/12/13
		Other financial assets at fair value through profit or loss	Available-for-sale financial assets
	Financial assets held for trading			Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	5,503	13,444	-	56,017	-
Loans and advances to customers	5,079	13,196	-	650,581	-
Debt instruments	40,841	3,875	79,844	7,886	-
Equity instruments	4,967	866	3,955	-	-
Trading derivatives	58,899	-	-	-	-
	115,289	31,381	83,799	714,484	-

	Millions of reais
	31/12/13
		Other financial assets at fair value through profit or loss	Available-for-sale financial assets
	Financial assets held for trading			Loans and receivables	Held-to-maturity investments

Loans and advances to credit institutions	17,927	43,795	-	182,481	-
Loans and advances to customers	16,545	42,988	-	2,119,333	-
Debt instruments	133,044	12,623	260,100	25,689	-
Equity instruments	16,180	2,821	12,884	-	-
Trading derivatives	191,869	-	-	-	-
	375,565	102,227	272,984	2,327,503	-

b)	Sovereign risk with peripheral European countries

The detail at 30 June 2014 and 31 December 2013, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2013), is as follows:

Sovereign risk by country of issuer/borrower at 30 June 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	5,088	(2,172)	18,822	1,586	16,227	39,551	211	-
Portugal	205	(27)	4,834	-	571	5,583	-	-
Italy	4,300	(909)	77	-	-	3,468	-	-
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	213	-

Sovereign risk by country of issuer/borrower at 30 June 2014 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	15,264	(6,517)	56,469	4,759	48,685	118,660	633	-
Portugal	615	(80)	14,503	-	1,712	16,750	-	(1)
Italy	12,902	(2,727)	230	-	-	10,405	-	-
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	639	-

(*)
Information prepared under EBA standards. In addition, there are government debt securities on Group insurance companies' balance sheets amounting to EUR 7,437 million (of which EUR 6,459 million, EUR 708 million and EUR 270 million relate to Spain, Portugal and Italy, respectively) - BRL 22,312 million (of which BRL 19,378 million, BRL 2,124 million and BRL 810 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 5,261 million (EUR 3,904 million, EUR 170 million and EUR 1,187 million to Spain, Portugal, Italy, respectively) - BRL 15,784 million (BRL 11,713 million, BRL 510 million and BRL 3,561 million to Spain, Portugal, Italy and Ireland, respectively).

(**)	Presented without taking into account the valuation adjustments recognised (EUR 32 million - BRL 96 million).
(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	-
Portugal	148	-	2,076	-	583	2,807	-	-
Italy	2,571	(1,262)	77	-	-	1,386	-	2
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	199	-

Sovereign risk by country of issuer/borrower at 31 December 2013 (*)
	Millions of reais
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available-for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	15,581	(6,773)	68,879	3,730	43,567	124,984	(498)	-
Portugal	482	-	6,763	-	1,899	9,144	-	-
Italy	8,376	(4,111)	250	-	-	4,515	-	7
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	648	-

(*)
Information prepared under EBA standards. In addition, there are government debt securities on Group insurance companies' balance sheets amounting to EUR 5,645 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) - BRL 18,389 million (of which BRL 15,581 million, BRL 2,130 million and BRL 678 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 1,884 million (EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively) - BRL 6,137 million (BRL 5,300 million, BRL 384 million, BRL 446 million and BRL 7 million to Spain, Portugal, Italy and Ireland, respectively).

(**)	Presented without taking into account the valuation adjustments recognised (EUR 20 million - BRL 65 million).
(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 30 June 2014 and 31 December 2013 is as follows:

Exposure to other counterparties by country of issuer/borrower at 30 June 2014 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,484	9,318	2,900	6,252	1,238	162,352	183,544	3,204	(33)
Portugal	882	-	331	1,370	1,893	25,121	29,597	1,690	(1)
Italy	5	-	695	215	2	6,834	7,751	(94)	6
Greece	-	-	-	-	-	59	59	29	-
Ireland	-	-	270	99	211	707	1,287	172	-

Exposure to other counterparties by country of issuer/borrower at 30 June 2014 (*)
	Millions of reais
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	4,452	27,962	8,699	18,757	3,715	487,088	550,673	9,612	(101)
Portugal	2,646	-	992	4,111	5,681	75,368	88,798	5,070	(3)
Italy	15	-	2,086	646	6	20,503	23,256	(283)	17
Greece	-	-	-	-	-	177	177	87	-
Ireland	-	-	811	296	632	2,121	3,860	516	-

(*)
Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 57,797 million, EUR 6,397 million, EUR 2,967 million, EUR 17 million and EUR 297 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively (BRL 173,403 million, BRL 19,192 million, BRL 8,902 million, BRL 51 million and BRL 891 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively).

(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 12,869 million - BRL 38,610 million).

(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2013 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	-	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	-	368	273	93	6,490	7,235	(115)	(2)
Greece	-	-	-	-	-	80	80	-	-
Ireland	-	-	229	360	259	507	1,355	1,031	-

Exposure to other counterparties by country of issuer/borrower at 31 December 2013 (*)
	Millions of reais
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available-for-sale financial assets	Loans and receivables
								Other than CDSs	CDSs
Spain	2,658	24,272	10,255	25,494	5,877	522,773	591,329	6,453	(143)
Portugal	5,590	-	681	3,805	6,010	83,323	99,409	4,737	(3)
Italy	36	-	1,199	889	303	21,142	23,569	(375)	(7)
Greece	-	-	-	-	-	261	261	-	-
Ireland	-	-	745	1,173	844	1,652	4,414	3,359	-

(*)
Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 48,659 million, EUR 5,982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively (BRL 158,512 million, BRL 19,487 million, BRL 8,851 million, BRL 13 million and BRL 303 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively).

(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 13,209 million - BRL 43,030 million).

(***)
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 30 June 2014 and 31 December 2013:

30/06/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,476	1,815	(339)	(15)	(18)	(33)
Portugal	Sovereign	194	226	(32)	-	-	-
	Other	157	173	(16)	(2)	1	(1)
Italy	Sovereign	480	294	186	(3)	3	-
	Other	737	776	(39)	(2)	8	6
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	4	4	-	-	-	-
	Other	-	-	-	-	-	-

30/06/14
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	4,428	5,445	(1,017)	(46)	(55)	(101)
Portugal	Sovereign	582	678	(96)	-	(1)	(1)
	Other	471	519	(48)	(5)	2	(3)
Italy	Sovereign	1,440	882	558	(8)	8	-
	Other	2,211	2,328	(117)	(6)	23	17
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	12	12	-	-	-	-
	Other	-	-	-	-	-	-

31/12/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	-
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	-	(2)
Greece	Sovereign	-	-	-	-	-	-
	Other	5	5	-	-	-	-
Ireland	Sovereign	4	4	-	-	-	-
	Other	6	6	-	-	-	-

31/12/13
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	5,652	7,418	(1,766)	(59)	(84)	(143)
Portugal	Sovereign	626	567	59	16	(16)	-
	Other	727	906	(179)	3	(6)	(3)
Italy	Sovereign	1,965	1,857	108	(3)	10	7
	Other	2,717	2,974	(257)	(7)	-	(7)
Greece	Sovereign	-	-	-	-	-	-
	Other	16	16	-	-	-	-
Ireland	Sovereign	13	13	-	-	-	-
	Other	20	20	-	-	-	-

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At 30 June 2014, the Group analysed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 59 million -BRL 184 million- to the consolidated income statement for the first half of 2014 (first half of 2013: net charge of EUR 33 million -BRL 88 million-). The changes in valuation adjustments in the six-month period are recognised in the consolidated statement of recognised income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended 30 June 2014 and 2013 were as follows:

	Millions of euros
	30/06/14	30/06/13

Balance at beginning of period	24,959	25,467

Impairment losses charged to income for the period	5,966	6,508
Of which:
Impairment losses charged to income	8,487	8,946
Impairment losses reversed with a credit to income	(2,521)	(2,438)
Write-off of impaired balances against recorded impairment allowance	(5,693)	(5,439)
Exchange differences and other changes	2,285	(631)

Balance at end of period	27,517	25,905

Of which:
By method of assessment:
Individually assessed	22,287	22,302
Of which, arising from country risk	38	48
Collectively assessed	5,230	3,603

	Millions of reais
	30/06/14	30/06/13

Balance at beginning of period	81,306	68,853

Impairment losses charged to income for the period	18,772	17,337
Of which:
Impairment losses charged to income	26,705	23,832
Impairment losses reversed with a credit to income	(7,933)	(6,495)
Write-off of impaired balances against recorded impairment allowance	(17,913)	(14,489)
Exchange differences and other changes	393	3,162

Balance at end of period	82,558	74,863

Of which:
By method of assessment:
Individually assessed	66,866	64,451
Of which, arising from country risk	114	139
Collectively assessed	15,692	10,412

Previously written-off assets recovered in the first six months of 2014 and 2013 amounted to EUR 656 million and EUR 528 million (BRL 2,064 million and BRL 1,406 million), respectively. Considering these amounts and those recognised under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 5,310 million (BRL 16,708 million) in the first half of 2014 (first half of 2013: EUR 5,980 million (BRL 15,931 million)). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 5,369 million (BRL 16,892 million) for the six-month period ended 30 June 2014 (six-month period ended 30 June 2013: EUR 6,013 million (BRL 16,019 million)).

d)	Impaired assets

The detail of the changes in the six-month periods ended 30 June 2014 and 2013 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	30/06/14	30/06/13

Balance at beginning of period	40,374	35,361
Net additions	4,928	9,241
Written-off assets	(5,693)	(5,439)
Changes in scope of consolidation	326	699
Exchange differences and other	1,068	(807)
Balance at end of period	41,003	39,055

	Millions of reais
	30/06/14	30/06/13

Balance at beginning of period	131,522	95,602
Net additions	15,507	24,618
Written-off assets	(17,913)	(14,489)
Changes in scope of consolidation	1,024	1,862
Exchange differences and other	(7,122)	5,272
Balance at end of period	123,018	112,865

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group's financial assets measured at other than fair value and their respective fair values at 30 June 2014 and 31 December 2013:

	Millions of euros		Millions of euros
	30/06/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	53,232	53,445	56,017	56,213
Loans and advances to customers	694,231	695,977	650,581	651,338
Debt instruments	7,801	7,730	7,886	7,858
ASSETS	755,264	755,152	714,484	715,409

	Millions of reais		Millions of reais
	30/06/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	159,705	160,346	182,481	183,119
Loans and advances to customers	2,082,832	2,088,070	2,119,333	2,121,799
Debt instruments	23,404	23,190	25,689	25,598
ASSETS	2,265,941	2,271,606	2,327,503	2,330,516

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

6.	Non-current assets held for sale

The detail, by nature, of the Group's non-current assets held for sale at 30 June 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/06/14	31/12/13

Tangible assets	5,166	4,845
Of which:
Foreclosed assets	4,965	4,742
Of which: Property assets in Spain	4,434	4,146
Other tangible assets held for sale	201	103
Other assets	42	47
	5,208	4,892

	Millions of reais
	30/06/14	31/12/13

Tangible assets	15,499	15,783
Of which:
Foreclosed assets	14,896	15,448
Of which: Property assets in Spain	13,303	13,506
Other tangible assets held for sale	603	335
Other assets	125	153
	15,624	15,936

At 30 June 2014, the allowance that covers the value of the foreclosed assets amounted to EUR 5,282 million (BRL 15,845 million) (31 December 2013: EUR 4,955 million (BRL 16,141 million)), which represents a coverage ratio of 51.6% of the gross value of the portfolio (31 December 2013: 51.1%). The net charge in the first half of 2014 amounted to EUR 146 million (BRL 458 million) (first half of 2013: EUR 141 million (BRL 376 million)), and are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement.

In the first half of 2014, the Group sold foreclosed properties for a net total of approximately EUR 404 million (BRL 1,271 million), the gross value of which amounted to EUR 573 million (BRL 1,803 million), giving rise to gains of EUR 10 million (BRL 32 million), which are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first half of 2014 (first half of 2013: losses of EUR 72 million) (BRL 192 million)).

7.	Tangible assets

a)	Changes in the period

In the first six months of 2014, tangible assets were acquired for EUR 2,852 million (BRL 8,972 million) (first six months of 2013: EUR 546 million (BRL 1,455 million)).

Also, in the first six months of 2014, tangible asset items were disposed of with a carrying amount of EUR 443 million (BRL 1,395 million) (first six months of 2013: EUR 190 million (BRL 506 million)), giving rise to a net loss of EUR 16 million (BRL 50 million) in the first six months of 2014 (first six months of 2013: a gain of EUR 53 million (BRL 141 million)).

Furthermore, as a result of the full consolidation of SCUSA (see Note 2), tangible assets amounting to EUR 1,636 million (BRL 5,300 million) were added in the first half of 2014.

b)	Impairment losses

In the first six months of 2014, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 79 million (BRL 249 million) (first six months of 2013: EUR 132 million (BRL 352 million)), which were recognised under Impairment losses on other assets (net) in the consolidated income statement.

c)	Property, plant and equipment purchase commitments

At 30 June 2014 and 2013, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets

a)	Goodwill

The detail of Intangible assets - Goodwill in the consolidated balance sheets at 30 June 2014 and 31 December 2013, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	30/06/14	31/12/13

Santander UK	9,271	8,913
Banco Santander (Brasil)	6,341	5,840
Bank Zachodni WBK	2,485	2,487
Santander Consumer USA Inc.	2,484	-
Santander Holdings USA	1,503	1,489
Santander Consumer Holding (Germany)	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander Chile	661	687
Grupo Financiero Santander (Mexico)	552	541
Other companies	1,011	969
	26,663	23,281

	Millions of reais
	30/06/14	31/12/13

Santander UK	27,815	29,035
Banco Santander (Brasil)	19,024	19,024
Bank Zachodni WBK	7,455	8,102
Santander Consumer USA Inc.	7,452	-
Santander Holdings USA	4,509	4,851
Santander Consumer Holding (Germany)	3,945	4,284
Banco Santander Totta	3,120	3,388
Banco Santander Chile	1,983	2,238
Grupo Financiero Santander (Mexico)	1,656	1,762
Other companies	3,037	3,156
	79,996	75,840

The changes from 31 December 2013 to 30 June 2014 relate mainly to the recognition of the goodwill associated with the obtainment of control over Santander Consumer USA (see Note 2). In addition, in the first half of 2014, goodwill increased by EUR 827 million due to exchange differences which, pursuant to current regulations, were recognised with a credit to Valuation adjustments - Exchange differences in equity in the consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended 31 December 2013 includes detailed information on the procedures followed by the Group to analyse the potential impairment losses on the goodwill recognised with respect to its recoverable amount and to recognise the related impairment, as appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group's directors concluded that in the first half of 2014 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first half of 2014, there were impairment losses amounting to EUR 688 million (BRL 2,165 million) which were recognised under Impairment losses on other assets (net) in the consolidated income statement. The aforementioned impairment losses correspond, mainly, to the decrease on the recovery amount of certain systems and computer applications pursuant to the process the Group initiated for both the adoption of different regulatory changes and the transformation and integration of businesses.

9.	Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial liabilities, other than hedging derivatives, at 30 June 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/06/14			31/12/13
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	2,566	1,895	10,216	3,866	2,097	9,788
Deposits from credit institutions	7,375	12,584	93,895	7,468	9,644	76,534
Customer deposits	5,250	32,103	580,408	8,500	26,484	572,853
Marketable debt securities	-	3,864	187,631	1	4,086	171,390
Trading derivatives	64,255	-	-	58,887	-	-
Subordinated liabilities	-	-	19,043	-	-	16,139
Short positions	17,175	-	-	15,951	-	-
Other financial liabilities	-	-	22,914	-	-	16,410
	96,621	50,446	914,107	94,673	42,311	863,114

	Millions of reais
	30/06/14			31/12/13
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	7,699	5,686	30,651	12,594	6,831	31,885
Deposits from credit institutions	22,125	37,754	281,704	24,328	31,416	249,317
Customer deposits	15,750	96,316	1,741,339	27,690	86,274	1,866,126
Marketable debt securities	-	11,593	562,931	3	13,311	558,320
Trading derivatives	192,779	-	-	191,830	-	-
Subordinated liabilities	-	-	57,133	-	-	52,575
Short positions	51,530	-	-	51,962	-	-
Other financial liabilities	-	-	68,745	-	-	53,457
	289,883	151,349	2,742,503	308,407	137,832	2,811,680

b)	Information on issuances, repurchases or redemptions of debt instruments

Following is a detail, at 30 June 2014 and 2013, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first six months of 2014 and 2013:

	Millions of euros
	30/06/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/06/14

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	22,249	(24,155)	(7,323)	134,636
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	10,488	(7,021)	5,195	11,888
Other debt instruments issued outside EU member states	44,525	18,901	(17,441)	18,029	64,014
	191,616	51,638	(48,617)	15,901	210,538

	Millions of reais
	30/06/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/06/14

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	468,655	70,005	(76,002)	(58,722)	403,936
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	10,509	33,000	(22,091)	14,248	35,666
Other debt instruments issued outside EU member states	145,045	59,470	(54,877)	42,417	192,055
	624,209	162,475	(152,970)	(2,057)	631,657

	Millions of euros
	30/06/13
	Outstanding beginning balance at 01/01/13	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/06/13

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	167,415	14,123	(33,755)	(428)	147,355
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,379	995	(92)	(152)	2,130
Other debt instruments issued outside EU member states	55,413	13,273	(11,944)	(1,502)	55,240
	224,207	28,391	(45,791)	(2,082)	204,725

	Millions of reais
	30/06/13
	Outstanding beginning balance at 01/01/13	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/06/13

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	452,623	37,624	(89,923)	25,517	425,841
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,728	2,650	(245)	22	6,155
Other debt instruments issued outside EU member states	149,815	35,359	(31,819)	6,283	159,638
	606,166	75,633	(121,987)	31,822	591,634

On 5 March 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch an issue of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) with exclusion of the pre-emptive subscription rights and for a nominal amount of up to EUR 1,500 million (BRL 4,823 million) (“the Issue”). The Issue was placed using an accelerated demand research process and only targeted qualified investors.

The Issue was launched at par and the interest on the CCPSs, the payment of which is subject to certain conditions and is discretionary, was set at 6.25% annually for the first five years, to be reviewed thereafter by applying a 541 basis point spread on the 5-year Mid-Swap Rate.

On 25 March 2014, the Bank of Spain approved the eligibility of the CCPSs as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidable group falls below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange, since 12 March 2014, the date these CCPSs were issued.

On 8 May 2014, the Bank announced that its executive committee had resolved to launch an issue of contingent preference shares convertible into newly issued ordinary shares of the Bank with exclusion of the pre-emptive subscription rights and for a nominal amount of up to USD 2,500 million. The final amount of the issue was USD 1,500 million (BRL 3,322 million). The shares were issued at par with fixed discretional payments subject to certain conditions amounting to 6.375% annually for the first five years, to be repriced thereafter by applying a 478.8 basis point spread to the 5-year Mid-Swap Rate.

On 28 May 2014, the Bank of Spain approved the eligibility of the CCPSs as Additional Tier 1 capital under Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be repurchased in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidable group falls below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange, since 19 May 2014, the date these CCPSs were issued.

Furthermore, on 29 January 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes with a nominal amount of USD 1,248 million (BRL 3,000 million), of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

c)	Other issues guaranteed by the Group

At 30 June 2014, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information of certain issuances, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitisations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first six months of 2014, or guaranteed by the Bank or Group entities, are as follows:

Issuer data					Data on the transactions performed in the first half of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1014539289	Senior debt	14/01/2014	1,000	1,000	2.00%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issuance	XS1017654150	Mortgage-backed bond	20/01/2014	906	906	GB LIBOR 3M +0.51%	London	-	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issuance	Bono FIXRATE CHF 300	Senior debt	20/01/2014	246	246	1.00%	N/A	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1023278887	Senior debt	27/01/2014	500	500	EU3M + 0.35%	London	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / BBB+ /BBB-	Issuance	XS1016635580	Senior debt	29/01/2014	1,000	945	1.45%	Dublin	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB /BBB	Issuance	XS1022793951	Senior debt	03/02/2014	500	500	EU3M + 0.65%	Ireland	Banco Santander, S.A.	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	N/A	Issuance	LETRA FINANCEIRA	Senior debt	07/03/2014	320	320	6.75%	Brazil	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issuance	XS1041097301	Senior debt	10/03/2014	300	300	EU3M + 0.61%	Dublin	Banco Santander, S.A.	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba2e	Issuance	XS1043535092	Private senior debt	12/03/2014	1,500	1,500	6.25% (*)	Dublin	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AN46	Senior debt	13/03/2014	725	725	4.00%	Berlin	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AM62	Senior debt	13/03/2014	798	798	1.38%	Trace	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AP93	Senior debt	13/03/2014	290	290	US LIBOR 3M +0.51%	Trace	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issuance	XS1046276504	Senior debt	25/03/2014	1,500	1,500	1.38%	Dublin	Banco Santander, S.A.	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Baa1 / BBB+	Issuance	PTBSQDOE0020	Mortgage-backed bond	01/04/2014	1,000	969	1.50%	Euronext Lisbon	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- /BBB	Issuance	XS1049100099	Senior debt	02/04/2014	1,000	997	1.15%	Frankfurt	-	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issuance	US05967QAE26	Senior debt	15/04/2014	366	366	US3M LIB + 0.90%	Trace	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba1	Issuance	XS1066553329	Private senior debt	19/05/2014	1,098	1,098	6.38% (*)	Trace	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A1	Issuance	ES0413900350	Backed bond	20/05/2014	218	218	EU3M + 0.65%	AIAF	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1070235004	Senior debt	22/05/2014	500	500	US LIBOR 3M +0.625%	London	Santander UK	N/A
EMISORA SANTANDER SPAIN, S.A.U.	Subsidiary	Spain	N/A	Issuance	ES0205014006	Senior debt	30/05/2014	224	224	2.23%	AIAF	Banco Santander, S.A.	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	Baa1 / BBB /BBB	Issuance	XS1074244317	Senior debt	10/06/2014	500	500	1.00%	Dublin	-	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	BBB / BB / BBB	Issuance	PTBSQEOE0029	Mortgage-backed bond	11/06/2014	750	750	1.63%	Euronext Lisbon	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- / BBB	Issuance	XS1076820312	Senior debt	20/06/2014	600	600	EU3M + 0.57%	Dublin	-	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa / AAA	Repayment	MX94BS030038	Senior debt	27/01/2014	278	-	TIIE 28 +0.20%	Mexico	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AA+	Repayment	ES0413900111	Mortgage-backed bond	06/02/2014	2,959	-	3.50%	AIAF	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AAA	Repayment	ES0413440100	Mortgage-backed bond	21/02/2014	1,353	-	4.25%	AIAF	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2/A	Repayment	XS0597611705	Senior debt	03/03/2014	1,000	-	4.13%	London	-	N/A

Issuer data					Data on the transactions performed in the first half of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

BANCO SANTANDER BRAZIL	Subsidiary	Brazil	Baa1 / BBB+ / BBB	Repayment	LETRA FINANCEIRA	Finance letter	06/03/2014	323	-	5.13%	N/A	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 /A+ / A	Repayment	XS0752985878	Senior debt	10/03/2014	219	-	US6M+ 2.76%	Luxembourg	Banco Santander, S.A.	N/A
BANCO SANTANDER BRAZIL	Subsidiary	Brazil	BBB	Repayment	US05966UAJ34	Senior debt	18/03/2014	870	-	US3M LIB + 2.1%	Luxembourg	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0611215103	Senior debt	07/04/2014	1,000	-	4.25%	Luxembourg	Banco Santander, S.A.	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AH77 / 002799 AH7	Senior debt	25/04/2014	732	-	US LIBOR 3M +1.58%	New York	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AK07 / 002799 AK0	Senior debt	25/04/2014	366	-	2.88%	New York	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0931678055	Senior debt	20/05/2014	200	-	EU3M + 1.00%	Luxembourg	Banco Santander, S.A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900186	Mortgage-backed bond	27/05/2014	1,500	-	3.88%	AIAF	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0935823657	Senior debt	30/05/2014	200	-	EU3M + 0.81%	Luxembourg	Banco Santander, S.A.	N/A
BANCO SANTANDER, S.A.	Parent	Spain	N/A	Repayment	N/A	Mortgage-backed bond	06/06/2014	200	-	EU3M + 0.26%	Private Issue	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0098255176	Senior debt	15/06/2014	208	-	0.00%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0434592449	Senior debt	18/06/2014	749	-	5.50%	London	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa2	Repayment	XS0862695110	Senior debt	20/06/2014	500	-	3.25%	Luxembourg	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0520785394	Mortgage-backed bond	30/06/2014	1,375	-	3.13%	London	-	N/A

(*) See Note 9.b

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2014.

Issuer data					Data on the transactions performed in the first half of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1014539289	Senior debt	14/01/2014	3,000	3,000	2.00%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issuance	XS1017654150	Mortgage-backed bond	20/01/2014	2,717	2,717	GB LIBOR 3M +0.51%	London	-	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issuance	Bono FIXRATE CHF 300	Senior debt	20/01/2014	738	738	1.00%	N/A	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1023278887	Senior debt	27/01/2014	1,500	1,500	EU3M + 0.35%	London	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / BBB+ /BBB-	Issuance	XS1016635580	Senior debt	29/01/2014	3,000	2,835	1.45%	Dublin	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB /BBB	Issuance	XS1022793951	Senior debt	03/02/2014	1,500	1,500	EU3M + 0.65%	Ireland	Banco Santander, S.A.	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brasil	N/A	Issuance	LETRA FINANCEIRA	Senior debt	07/03/2014	960	960	6.75%	Brasil	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issuance	XS1041097301	Senior debt	10/03/2014	900	900	EU3M + 0.61%	Dublin	Banco Santander, S.A.	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba2e	Issuance	XS1043535092	Private senior debt	12/03/2014	4,500	4,500	6.25% (*)	Dublin	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AN46	Senior debt	13/03/2014	2,176	2,176	4.00%	Berlin	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AM62	Senior debt	13/03/2014	2,394	2,394	1.38%	Trace	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	US002799AP93	Senior debt	13/03/2014	870	870	US LIBOR 3M +0.51%	Trace	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa1 / BBB+ /BBB	Issuance	XS1046276504	Senior debt	25/03/2014	4,500	4,500	1.38%	Dublin	Banco Santander, S.A.	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Baa1 / BBB+	Issuance	PTBSQDOE0020	Mortgage-backed bond	01/04/2014	3,000	2,908	1.50%	Euronext Lisbon	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- /BBB	Issuance	XS1049100099	Senior debt	02/04/2014	3,000	2,991	1.15%	Frankfurt	-	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ /A	Issuance	US05967QAE26	Senior debt	15/04/2014	1,098	1,097	US3M LIB + 0.90%	Trace	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Ba1	Issuance	XS1066553329	Private senior debt	19/05/2014	3,295	3,295	6.38% (*)	Trace	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A1	Issuance	ES0413900350	Backed bond	20/05/2014	655	655	EU3M + 0.65%	AIAF	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 /A / A	Issuance	XS1070235004	Senior debt	22/05/2014	1,500	1,500	US LIBOR 3M +0.625%	London	Santander UK	N/A
EMISORA SANTANDER SPAIN, S.A.U.	Subsidiary	Spain	N/A	Issuance	ES0205014006	Senior debt	30/05/2014	672	672	2.23%	AIAF	Banco Santander, S.A.	N/A
SANTANDER CONSUMER BANK A.S.	Subsidiary	Norway	Baa1 / BBB /BBB	Issuance	XS1074244317	Senior debt	10/06/2014	1,500	1,500	1.00%	Dublin	-	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	BBB / BB / BBB	Issuance	PTBSQEOE0029	Mortgage-backed bond	11/06/2014	2,250	2,250	1.63%	Euronext Lisbon	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa1 / A- / BBB	Issuance	XS1076820312	Senior debt	20/06/2014	1,800	1,800	EU3M + 0.57%	Dublin	-	N/A
BANCO SANTANDER (MEXICO), S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER	Subsidiary	Mexico	Aaa / AAA	Repayment	MX94BS030038	Senior debt	27/01/2014	833	-	TIIE 28 +0.20%	Mexico	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AA+	Repayment	ES0413900111	Mortgage-backed bond	06/02/2014	8,878	-	3.50%	AIAF	-	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1/AAA	Repayment	ES0413440100	Mortgage-backed bond	21/02/2014	4,059	-	4.25%	AIAF	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2/A	Repayment	XS0597611705	Senior debt	03/03/2014	3,000	-	4.13%	London	-	N/A

Issuer data					Data on the transactions performed in the first half of 2014
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

BANCO SANTANDER BRASIL	Subsidiary	Brasil	Baa1 / BBB+ / BBB	Repayment	LETRA FINANCEIRA	Finance letter	06/03/2014	969	-	5.13%	N/A	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa3 /A+ / A	Repayment	XS0752985878	Senior debt	10/03/2014	657	-	US6M+ 2.76%	Luxembourg	Banco Santander, S.A.	N/A
BANCO SANTANDER BRASIL	Subsidiary	Brasil	BBB	Repayment	US05966UAJ34	Senior debt	18/03/2014	2,610	-	US3M LIB + 2.1%	Luxembourg	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0611215103	Senior debt	07/04/2014	3,000	-	4.25%	Luxembourg	Banco Santander, S.A.	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AH77 / 002799 AH7	Senior debt	25/04/2014	2,197	-	US LIBOR 3M +1.58%	New York	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	US002799AK07 / 002799 AK0	Senior debt	25/04/2014	1,098	-	2.88%	New York	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0931678055	Senior debt	20/05/2014	600	-	EU3M + 1.00%	Luxembourg	Banco Santander, S.A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900186	Mortgage-backed bond	27/05/2014	4,500	-	3.88%	AIAF	-	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0935823657	Senior debt	30/05/2014	600	-	EU3M + 0.81%	Luxembourg	Banco Santander, S.A.	N/A
BANCO SANTANDER, S.A.	Parent	Spain	N/A	Repayment	N/A	Mortgage-backed bond	06/06/2014	600	-	EU3M + 0.26%	Private Issue	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0098255176	Senior debt	15/06/2014	625	-	0.00%	London	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0434592449	Senior debt	18/06/2014	2,246	-	5.50%	London	-	N/A
SANTANDER CONSUMER FINANCE	Subsidiary	Spain	Baa2	Repayment	XS0862695110	Senior debt	20/06/2014	1,500	-	3.25%	Luxembourg	-	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2	Repayment	XS0520785394	Mortgage-backed bond	30/06/2014	4,125	-	3.13%	London	-	N/A

(*) See Note 9.b.

(a)	The amounts relating to securities denominated in foreign currencies were translated to reais at the exchange rate prevailing at the end of the first half of 2014.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group's financial liabilities measured at other than fair value and their respective fair values at 30 June 2014 and 31 December 2013:

	Millions of euros
	30/06/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	10,216	10,216	9,788	9,788
Deposits from credit institutions	93,895	94,086	76,534	76,636
Customer deposits	580,408	579,017	572,853	570,312
Marketable debt securities	187,631	187,214	171,390	170,787
Subordinated liabilities	19,043	19,506	16,139	16,342
Other financial liabilities	22,914	22,892	16,410	16,407
LIABILITIES	914,107	912,931	863,114	860,272

	Millions of reais
	30/06/14		31/12/13
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities at amortised cost:
Deposits from central banks	30,651	30,651	31,885	31,885
Deposits from credit institutions	281,704	282,276	249,317	249,649
Customer deposits	1,741,339	1,737,168	1,866,126	1,857,848
Marketable debt securities	562,931	561,679	558,320	556,356
Subordinated liabilities	57,133	58,523	52,575	53,236
Other financial liabilities	68,745	68,680	53,457	53,447
LIABILITIES	2,742,503	2,738,977	2,811,680	2,802,421

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2013.

10.	Provisions

a)	Breakdown

The detail of Provisions in the balance sheets at 30 June 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/06/14	31/12/13

Provision for pensions and similar obligations	9,346	9,126
Provisions for taxes and other legal contingencies	2,899	2,727
Provisions for contingent liabilities and commitments	688	693
Of which: due to country risk	2	4
Other provisions	2,272	1,929
Provisions	15,205	14,475

	Millions of reais
	30/06/14	31/12/13

Provision for pensions and similar obligations	28,041	29,729
Provisions for taxes and other legal contingencies	8,696	8,883
Provisions for contingent liabilities and commitments	2,064	2,258
Of which: due to country risk	6	13
Other provisions	6,816	6,284
Provisions	45,617	47,154

b)	Provisions for pensions and similar obligations

The increase in the balance of Provisions for pensions and similar obligations in the first half of 2014 related mainly to the charge of EUR 576 million (BRL 1,814 million) to the provision for pre-retirements in Spain. This amount was offset in part by the pension payments, as well as the reduction in obligations in the UK amounting to EUR 280 million (BRL 841 million), as a result of the agreement reached to limit pensionable salary.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balance at 30 June 2014 and at 31 December 2013 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	30/06/14	31/12/13

Provisions for taxes	1,228	1,177
Provisions for employment-related proceedings (Brazil)	719	638
Provisions for other legal proceedings	1,010	912
Provision for customer remediation (UK)	415	465
Regulatory framework-related provisions (UK)	192	201
Provision for restructuring	464	378
Other	1,143	885
	5,171	4,656

	Millions of reais
	30/06/14	31/12/13

Provisions for taxes	3,684	3,834
Provisions for employment-related proceedings (Brazil)	2,157	2,078
Provisions for other legal proceedings	3,030	2,971
Provision for customer remediation (UK)	1,245	1,515
Regulatory framework-related provisions (UK)	576	655
Provision for restructuring	1,392	1,231
Other	3,428	2,883
	15,512	15,167

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation (UK) include  the estimated cost of payments to remedy errors relating to the sale of certain products in the UK. To calculate the provision for customer compensation, the best estimate of the provision made by management is used, which is based on the conclusions on the number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions (UK) include mainly the provisions relating to payments under the Financial Services Compensation Scheme (FSCS) and for the bank levy introduced by the 2011 Finance Act.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

The increase in the balances of Provisions for taxes and other legal contingencies and Other provisions relates mainly to the changes in exchange rates in the half-year and to the following movements: with respect to Brazil, the main charges to the income statement for the period ended 30 June 2014 were EUR 134 million (BRL 422 million) due to civil contingencies and EUR 162 million (BRL 510 million) due to employment-related claims in Brazil; these increases were partially offset by the use of the available provisions, of which EUR 153 million (BRL 481 million) related to employment-related payments, EUR 119 million (BRL 374 million) to civil payments and EUR 131 million (BRL 412 million) to provisions for restructuring. In the UK, provisions of EUR 105 million (BRL 330 million) for customer remediation and EUR 89 million (BRL 280 million) for restructuring were recognised in the first six months of 2014; these increases were offset by payments of EUR 176 million (BRL 554 million) of customer remediation and EUR 19 million (BRL 60 million) for restructuring. In Spain, provisions for restructuring of EUR 147 million (BRL 463 million) were recognised, of which EUR 39 million (BRL 123 million) were used.

d)	Litigation

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i. Tax-related litigation

At 30 June 2014, the main tax-related proceedings concerning the Group were as follows:

-
Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11727/2008, a provision having been recognised for the amount of the estimated loss.

-
Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

-
Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12865/2013 established a programme of payments or deferrals of certain tax and social security debts, exempting the entities availing themselves of the Law from paying late-payment interest and withdrawing the legal actions brought. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, still subsist.

-
Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

-
Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

-
In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

-
In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision will be appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. This infringement notice will be appealed by Banco Santander (Brasil), S.A. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

-
In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander Brasil, S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on 24 August 2012, it was notified of a decision overturning the previous favourable judgment and lodged an appeal at the Higher Chamber of CARF on 29 August 2012. In the opinion of its legal advisers, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognised in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

-
In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-
Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On 23 November 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-
In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defence arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

-
Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take an international double taxation tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for 7 October 2013, although it was adjourned indefinitely when the judge found in favour of Santander Holdings USA, Inc.

with respect to one of the main grounds of the case. Santander Holdings USA, Inc. is expecting the judge to rule within the next few months on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analysed before a final decision may be handed down. If the decision is favourable to Santander Holdings USA, Inc.'s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

At 30 June 2014, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance (PPI)) to its customers.

At 30 June 2014, the provision in this connection totalled GBP 169 million (31 December 2013: GBP 165 million). The number of claims received remained in line with that of the last quarter of 2013, when there was an exceptional fall. In addition, the volume of rejected claims continued to be high. Also, the monthly cost of compensation fell to GBP 10 million in the first quarter of 2014 from a monthly average of GBP 11 million in the last quarter of 2013 and of GBP 18 million over 2013.

-
Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51 million as a result of a judgment handed down by the Supreme Court on 24 November 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On 2 March 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On 11 November 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones, S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount EUR 0.4 million.

Galesa de Promociones, S.A. filed a cassation appeal against the above decision at the Supreme Court. The appeal was dismissed in a judgment by the Supreme Court on 17 July 2013, against which the appellant filed a motion for annulment which was dismissed by the Court. The Bank has not recognised a provision in this connection.

-
After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on 8 September 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on 4 January 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On 3 August 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on 20 January 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognised as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.'s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. Accordingly, Banco Santander, S.A. has appealed against the interlocutory order that admitted for consideration the evidence proposed by them. The appeal was not given leave to proceed and Banco Santander has prepared the corresponding protest.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). Banco Santander, S.A. filed its reply to the complaint on 21 June 2013, although it has repeatedly questioned the court’s objective jurisdiction to hear the complaint, as has the High Council of Chambers of Commerce, Industry and Shipping. The Commercial Court dismissed the motions for declinatory exception filed by Banco Santander and also dismissed the motion for declinatory exception filed by the High Council. These decisions have been appealed.

On 30 December 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of 30 June 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated 16 January 2014.

Lastly, on 11 April 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure Law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated 27 May 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognised any provisions in connection with these proceedings.

-
Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the Bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the Bank. This decision was appealed by the Bank and the association. Only the appeal lodged by the Bank has been given leave to proceed and will be decided upon by the STF in plenary session.

-
"Planos economicos": Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation ("planos economicos"). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice ("STJ") set the limitation period for these class actions at 5 years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court ("STF") with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

-
Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim and ordered the Bank to pay the amount claimed plus interest, but did not make a specific pronouncement on costs. Both the plaintiff and the defendant filed appeals to a superior court. A judgment handed down by the Madrid Provincial Appellate Court on 9 October 2012 upheld the appeal lodged by the Bank, revoking the ruling handed down by the court, and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A. The Madrid Provincial Appellate Court handed down an ancillary order to the judgment, also dismissing the subsidiary action brought against the Bank. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The Bank has challenged the appeal. The Bank has not recognised any provisions in this connection.

-
On 26 January 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated 13 November 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated 10 July 2014.

-
The bankruptcy of various Lehman Group companies was made public on 15 September 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim consolidated financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognised in this connection.

-
The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC ("Madoff Securities") by the US Securities and Exchange Commission ("SEC") took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity ("Optimal Strategic") subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

At the date of these interim consolidated financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

-
At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro do Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On 14 February 2014, Banco Santander Totta answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated 29 November 2013.

On 4 April 2014 the companies issued their replies to the Bank's documents. The preliminary hearing took place on 16 May 2014. These proceedings are still in progress.

The Bank and its legal advisers consider that the Bank acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. The Group considers that the risk of loss arising as a result of these proceedings is remote and, accordingly, it has not recognised any provisions in connection with them.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at 30 June 2014, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.	Equity

In the six-month periods ended 30 June 2014 and 2013 there were no other quantitative or qualitative changes in the Group's equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On 30 January 2014 and 29 April 2014, the bonus issue through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659 and 217,013,477 shares (2.01% and 1.88% of the share capital) were issued, giving rise to bonus issues of EUR 114 million and EUR 108 million, respectively (BRL 374 million and BRL 339 million, respectively).

Following these transactions, at 30 June 2014, the Bank's share capital consisted of 11,778,080,624 shares with a total nominal value of EUR 5,889 million (BRL 13,782 million).

b)	Valuation adjustments - Available-for-sale financial assets

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at 30 June 2014 and 31 December 2013 is as follows:

	Millions of euros
	30/06/14				31/12/13
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	437	(420)	17	24,893	356	(496)	(140)	25,664
Rest of Europe	112	(63)	49	14,683	28	(143)	(115)	12,080
Latin America and rest of the world	194	(105)	89	21,244	38	(217)	(179)	17,134
Private-sector debt securities	350	(245)	105	24,953	258	(280)	(22)	24,966
	1,093	(833)	260	85,773	680	(1,136)	(456)	79,844

Equity instruments
Domestic
Spain
International	181	(9)	172	1,597	132	(10)	122	1,432
Rest of Europe	242	(14)	228	1,195	158	(25)	133	974
United States	20	-	20	685	20	(1)	19	661
Latin America and rest of the world	246	(15)	231	1,387	235	(18)	217	888
	689	(38)	651	4,864	545	(54)	491	3,955
Of which:
Listed	444	(21)	423	1,982	313	(26)	287	1,330
Unlisted	245	(17)	228	2,882	232	(28)	204	2,625

	1,782	(871)	911	90,637	1,225	(1,190)	35	83,799

	Millions of reais
	30/06/14				31/12/13
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	1,310	(1,260)	50	74,684	1,158	(1,616)	(458)	83,603
Rest of Europe	337	(188)	149	44,052	92	(467)	(375)	39,352
Latin America and rest of the world	582	(315)	267	63,736	124	(707)	(583)	55,815
Private-sector debt securities	1,051	(735)	316	74,863	842	(913)	(71)	81,330
	3,280	(2,498)	782	257,335	2,216	(3,703)	(1,487)	260,100

Equity instruments
Domestic
Spain
International	542	(27)	515	4,792	430	(33)	397	4,665
Rest of Europe	726	(41)	685	3,586	515	(81)	434	3,173
United States	60	(1)	59	2,053	65	(3)	62	2,153
Latin America and rest of the world	739	(47)	692	4,162	765	(59)	706	2,893
	2,067	(116)	1,951	14,593	1,775	(176)	1,599	12,884
Of which:
Listed	1,331	(64)	1,267	5,948	1,020	(85)	935	4,333
Unlisted	736	(52)	684	8,645	755	(91)	664	8,551

	5,347	(2,614)	2,733	271,928	3,991	(3,879)	112	272,984

At 30 June 2014, most of the revaluation losses on available-for-sale financial assets recognised in the Group's equity related to Spanish government debt securities. There has not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

In the first half of 2014 the Group recognised EUR 23 million (BRL 72 million) in the income statement in relation to impairment on debt instruments and EUR 36 million (BRL 112 million) in relation to impairment of equity instruments.

c)	Valuation adjustments - Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges.

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items recognised in the statement of recognised income and expense in the first half of 2014 reflect the effect arising from the appreciation of foreign currencies, mainly the pound sterling and the Brazilian real. Of the change in the balance in the first half of 2014, a gain of approximately EUR 827 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments - Other valuation adjustments

The changes in the balance of Valuation adjustments - Actuarial gains (losses) on pension plans are shown in the statement of recognised income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in the net interest of the net defined benefit pension liability (asset).

The most significant changes in the first half of 2014 related to:

-
Increase of EUR 210 million (BRL 630 million) in the cumulative actuarial gains and losses relating to the Group's entities in Spain, due to the change in the main actuarial assumptions –a decrease in the discount rate from 3% to 2.5%-.

-
Decrease of EUR 187 million (BRL 561 million) in the cumulative actuarial gains and losses relating to the Group's businesses in the UK, due to the change in the main actuarial assumptions – a decrease in the CPI from 3.40% to 3.30% and a decrease in the discount rate from 4.45% to 4.3%.

12.	Segment information

In the first half of 2014 the Group made the following changes to its criteria for the management and presentation of its financial information by segment described in Note 52 to the consolidated financial statements for the year ended 31 December 2013:

-
Geographical areas: the United States geographical area now includes Santander Bank, Santander Consumer USA, which was accounted for by the equity method and is now fully consolidated, and Puerto Rico, which was previously included in Latin America.

-
Business: the name of the Asset management and insurance segment was changed to Private banking, asset management and insurance, and now includes the domestic private banking units in Spain, Portugal, Italy, Brazil, Mexico and Chile, where management is shared with the local banks. This segment also includes Santander Private Banking in Latin America.

The segment information for the first half of 2013 shown below has been recalculated using these criteria in order to make it comparable.

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group's assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended 30 June 2014 and 2013:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	30/06/14	30/06/13	30/06/14	30/06/13	30/06/14	30/06/13

Continental Europe	11,556	13,030	19	768	11,575	13,798
United Kingdom	4,994	4,788	357	625	5,351	5,413
Latin America	16,197	16,552	(234)	311	15,963	16,863
United States	3,402	1,223	(9)	197	3,393	1,420
Corporate Activities	988	2,015	4,262	3,769	5,250	5,784
Inter-segment revenue adjustments and eliminations	-	-	(4,395)	(5,670)	(4,395)	(5,670)
Total	37,137	37,608	-	-	37,137	37,608

	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
	30/06/14	30/06/13	30/06/14	30/06/13	30/06/14	30/06/13

Continental Europe	36,361	34,711	58	2,045	36,419	36,756
United Kingdom	15,714	12,756	1,123	1,665	16,837	14,421
Latin America	50,961	44,095	(735)	829	50,226	44,924
United States	10,705	3,257	(29)	526	10,676	3,783
Corporate Activities	3,108	5,368	13,410	10,041	16,518	15,409
Inter-segment revenue adjustments and eliminations	-	-	(13,827)	(15,106)	(13,827)	(15,106)
Total	116,849	100,187	-	-	116,849	100,187

Also, following is the reconciliation of the Group's consolidated profit before tax for the six-month periods ended 30 June 2014 and 2013, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	30/06/14	30/06/13

Continental Europe	1,036	629
United Kingdom	775	487
Latin America	1,926	2,292
United States	466	476
Corporate Activities	(915)	(1,077)
Total profit of the segments reported	3,288	2,807
(+/-) Unallocated profit	-	-
(+/-) Elimination of inter-segment profit	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	1,948	905
Profit before tax	5,236	3,712

	Consolidated profit (Millions of reais)
Segment	30/06/14	30/06/13

Continental Europe	3,259	1,676
United Kingdom	2,438	1,298
Latin America	6,059	6,106
United States	1,466	1,267
Corporate Activities	(2,877)	(2,870)
Total profit of the segments reported	10,345	7,477
(+/-) Unallocated profit	-	-
(+/-) Elimination of inter-segment profit	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	6,131	2,409
Profit before tax	16,476	9,886

13.	Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2014 and 2013, distinguishing between significant shareholders, members of the Bank's board of directors, the Bank's executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognised:

Millions of euros
30/06/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	-	-	10	1	11
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	10	-	10
	-	-	20	1	21
Income:
Finance income	-	-	43	3	46
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	278	16	294
	-	-	321	19	340

Millions of reais
30/06/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	-	-	31	3	34
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	31	-	31
	-	-	62	3	65
Income:
Finance income	-	-	135	9	144
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	875	50	925
	-	-	1,010	59	1,069

	Millions of euros
	30/06/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	31	6,654	617	7,302
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	17	1,133	234	1,384
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	76	300	376
Guarantees received	-	-	-	-	-
Obligations acquired	-	3	604	82	689
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	9	-	50	59
Other transactions	-	-	5,915	1,194	7,109

	Millions of reais
	30/06/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	93	19,963	1,851	21,907
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	51	3,399	702	4,152
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	228	900	1,128
Guarantees received	-	-	-	-	-
Obligations acquired	-	9	1,812	246	2,067
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	28	-	157	185
Other transactions	-	-	17,746	3,582	21,328

Millions of euros
30/06/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	-	-	5	2	7
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	18	-	18
	-	-	23	2	25
Income:
Finance income
Management or cooperation agreements	-	-	43	1	44
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	39	11	50
	-	-	82	12	94

Millions of reais
30/06/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	-	-	13	5	18
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	48	-	48
	-	-	61	5	66
Income:
Finance income
Management or cooperation agreements	-	-	115	3	118
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Rendering of services	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	104	29	133
	-	-	219	32	251

	Millions of euros
	30/06/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	42	8,556	652	9,250
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	21	477	256	754
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	-	121	121
Guarantees received	-	-	-	-	-
Obligations acquired	-	1	2,103	18	2,122
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	9	-	53	62
Other transactions	-	-	10,336	2,111	12,447

	Millions of reais
	30/06/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	121	24,726	1,884	26,731
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	61	1,378	740	2,179
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	-	350	350
Guarantees received	-	-	-	-	-
Obligations acquired	-	3	6,077	52	6,132
Obligations/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	24	-	141	165
Other transactions	-	-	29,870	6,101	35,971

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 344 million (BRL 1,032 million) at 30 June 2014 (30 June 2013: EUR 390 million (BRL 1,127 million)).

14.	Average headcount

The average number of employees at the Group and at the Bank, by gender, in the six-month periods ended 30 June 2014 and 2013 was as follows:

	Bank		Group
Average headcount	30/06/14	30/06/13 (*)	30/06/14	30/06/13

Men	14,214	17,129	82,923	86,160
Women	10,286	11,171	100,950	101,961
	24,500	28,300	183,873	188,121

(*) The former employees of Banesto and Banif were included in the Bank in June 2013 following integration (see Note 3.b.xiii to the consolidated financial statements consolidated financial statements for the year ended 31 December 2013).

15.	Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at 30 June 2014 and 31 December 2013, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	30/06/14			31/12/13
	Published price quotations in active markets	Internal models		Published price quotations in active markets	Internal models

			Total			Total

Financial assets held for trading	63,938	66,835	130,773	46,472	68,817	115,289
Other financial assets at fair value through profit or loss	3,884	26,537	30,421	3,687	27,694	31,381
Available-for-sale financial assets (1)	71,514	18,151	89,665	62,343	20,995	83,338
Hedging derivatives (assets)	41	6,292	6,333	221	8,080	8,301
Financial liabilities held for trading	15,950	80,671	96,621	14,643	80,030	94,673
Other financial liabilities at fair value through profit or loss	-	50,446	50,446	-	42,311	42,311
Hedging derivatives (liabilities)	183	6,314	6,497	187	5,096	5,283
Liabilities under insurance contracts	-	1,602	1,602	-	1,430	1,430

	Millions of reais
	30/06/14			31/12/13
	Published price quotations in active markets	Internal models		Published price quotations in active markets	Internal models

			Total			Total

Financial assets held for trading	191,828	200,518	392,346	151,387	224,178	375,565
Other financial assets at fair value through profit or loss	11,654	79,616	91,270	12,011	90,216	102,227
Available-for-sale financial assets (1)	214,557	54,456	269,013	203,089	68,393	271,482
Hedging derivatives (assets)	124	18,877	19,001	720	26,321	27,041
Financial liabilities held for trading	47,854	242,029	289,883	47,701	260,706	308,407
Other financial liabilities at fair value through profit or loss	-	151,349	151,349	-	137,832	137,832
Hedging derivatives (liabilities)	551	18,943	19,494	609	16,601	17,210
Liabilities under insurance contracts	-	4,807	4,807	-	4,658	4,658

(1)
In addition to the financial instruments measured at fair value shown in the foregoing table, at 30 June 2014, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 972 million (BRL 2.915 million) (31 December 2013: EUR 461 million (BRL 1,502 million)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements at 31 December 2013. These valuations include the calculation of the valuation adjustment for counterparty risk or default risk (the CVA and DVA recognised at 31 June 2014 totalled EUR 699 million and EUR 190 million, respectively (BRL 2,097 million and BRL 549 million, respectively).

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 30 June 2014 and 31 December 2013:

	Millions of euros
	Fair values calculated using internal models at 30/06/14		Fair values calculated using internal models at 31/12/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	115,764	2,051	124,079	1,507
Financial assets held for trading	66,047	788	68,535	282
Loans and advances to credit institutions	1,287	-	5,502	-	Present Value Method	Observable market data
Loans and advances to customers (a)	1,636	-	5,079	-	Present Value Method	Observable market data
Debt and equity instruments	1,590	72	1,585	50	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Trading derivatives	61,534	716	56,369	232
Swaps	47,995	53	40,380	56	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	754	24	849	16	Black-Scholes Model	Observable market data, liquidity
Interest rate options	6,785	359	7,375	-	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Interest rate futures	11	-	16	-	Present Value Method	Observable market data
Index and securities options	3,009	184	2,953	56	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Other	2,980	96	4,796	104	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Hedging derivatives	6,292	-	8,080	-
Swaps	5,922	-	6,920	-	Present Value Method	Observable market data, basis
Exchange rate options	165	-	400	-	Black-Scholes Model	Observable market data
Interest rate options	30	-	24	-	Black-Scholes Model	Observable market data
Other	175	-	736	-	N/A	N/A
Other financial assets at fair value through profit or loss	25,927	610	27,184	510
Loans and advances to credit institutions	14,205	-	13,444	-	Present Value Method	Observable market data
Loans and advances to customers (c)	10,966	65	13,135	61	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Debt and equity instruments	756	545	605	449	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Available-for-sale financial assets	17,498	653	20,280	715
Debt and equity instruments	17,498	653	20,280	715	Present Value Method	Observable market data/underlying rate, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount
LIABILITIES:	138,469	564	128,762	105
Financial liabilities held for trading	80,137	534	79,970	60
Deposits from central banks	2,566	-	3,866	-	Present Value Method	Observable market data
Deposits from credit institutions	7,374	-	7,468	-	Present Value Method	Observable market data
Customer deposits	5,250	-	8,500	-	Present Value Method	Observable market data
Debt and equity instruments	-	-	1	-	Present Value Method	Observable market data, liquidity
Trading derivatives	62,313	534	57,260	60
Swaps	47,282	-	41,156	2	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Exchange rate options	849	-	660	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,996	197	8,457	-	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Index and securities options	4.136	274	4,252	-	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Interest rate and equity futures	89	-	88	-	Present Value Method	Observable market data
Other	1,961	63	2,647	58	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Short positions	2,634	-	2,875	-
Hedging derivatives	6,314	-	5,096	-
Swaps	6,196	-	4,961	-	Present Value Method	Observable market data, basis
Exchange rate options	-	-	1	-	Black-Scholes Model	Observable market data
Interest rate options	12	-	13	-	Black’s Model	Observable market data
Other	106	-	121	-	N/A	N/A
Other financial liabilities at fair value through profit or loss	50,416	30	42,266	45	Present Value Method	Observable market data
Liabilities under insurance contracts	1,602	-	1,430	-	Present Value Method

	Millions of reais
	Fair values calculated using internal models at 30/06/14		Fair values calculated using internal models at 31/12/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	347,314	6,153	404,199	4,909
Financial assets held for trading	198,154	2,364	223,260	918
Loans and advances to credit institutions	3,861	-	17,923	-	Present Value Method	Observable market data
Loans and advances to customers (a)	4,908	-	16,545	-	Present Value Method	Observable market data
Debt and equity instruments	4,770	216	5,163	163	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Trading derivatives	184,615	2,148	183,629	755
Swaps	143,995	159	131,542	182	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	2,262	72	2,766	52	Black-Scholes Model	Observable market data, liquidity
Interest rate options	20,356	1,077	24,025	-	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Interest rate futures	33	-	52	-	Present Value Method	Observable market data
Index and securities options	9,028	552	9,620	182	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Other	8,941	288	15,624	339	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Hedging derivatives	18,877	-	26,321	-
Swaps	17,767	-	22,543	-	Present Value Method	Observable market data, basis
Exchange rate options	495	-	1,303	-	Black-Scholes Model	Observable market data
Interest rate options	90	-	78	-	Black-Scholes Model	Observable market data
Other	525	-	2,397	-	N/A	N/A
Other financial assets at fair value through profit or loss	77,786	1,830	88,554	1,662
Loans and advances to credit institutions	42,618	-	43,795	-	Present Value Method	Observable market data
Loans and advances to customers (c)	32,900	195	42,788	199	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Debt and equity instruments	2,268	1,635	1,971	1,463	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Available-for-sale financial assets	52,497	1,959	66,064	2,329
Debt and equity instruments	52,497	1,959	66,064	2,329	Present Value Method	Observable market data/underlying rate, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount
LIABILITIES:	415,436	1,692	419,454	343
Financial liabilities held for trading	240,427	1,602	260,510	196
Deposits from central banks	7,699	-	12,594	-	Present Value Method	Observable market data
Deposits from credit institutions	22,123	-	24,328	-	Present Value Method	Observable market data
Customer deposits	15,751	-	27,690	-	Present Value Method	Observable market data
Debt and equity instruments	-	-	3	-	Present Value Method	Observable market data, liquidity
Trading derivatives	186,951	1,602	186,529	196
Swaps	141,855	-	134,070	7	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Exchange rate options	2,547	-	2,150	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	23,990	591	27,550	-	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation
Index and securities options	12.409	822	13,851	-	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility
Interest rate and equity futures	267	-	287	-	Present Value Method	Observable market data
Other	5,883	189	8,621	189	Present Value Method, advanced local and stochastic volatility models and other	Observable market data and other
Short positions	7,903	-	9,366	-
Hedging derivatives	18,943	-	16,601	-
Swaps	18,589	-	16,161	-	Present Value Method	Observable market data, basis
Exchange rate options	-	-	3	-	Black-Scholes Model	Observable market data
Interest rate options	36	-	42	-	Black’s Model	Observable market data
Other	318	-	395	-	N/A	N/A
Other financial liabilities at fair value through profit or loss	151,259	90	137,685	147	Present Value Method	Observable market data
Liabilities under insurance contracts	4,807	-	4,658	-	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)
Includes credit risk derivatives with a negative net fair value of EUR 23 million (BRL 69 million) recognised in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)
Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-
Instruments (loans, debt instruments and derivatives) linked to the House Price Index (HPI) in Santander UK's portfolio. Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•
The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.

•
HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•
HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-
Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

-	Unlisted equity securities (shares and investment funds). These are measured at the lower of acquisition cost and underlying carrying amount.

-
Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

-	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

With respect to 2013 year-end the Group reclassified to Level 3 the interest-rate derivatives with periodic call options and options on baskets of listed shares.  The reason for the reclassification was the greater significance in the fair value of the aforementioned financial instruments of the illiquidity in the inputs used (the parameter for reversal to the average of interests rates and the correlations between the underlyings, respectively). These products relate almost exclusively to derivatives transactions performed to serve our clients.

The table below shows the effect, at 30 June 2014, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	30%-46%	32.08%	(0)	3
Trading derivatives	Present Value Method	Curves on ABR index (*)	(a)	(a)	(3)	3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.7%	(10)	10
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	578(**)	(8)	8
	Standard Gaussian Copula Model	Probability of default	0%-4,9%	0.30%	(2)	2
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(8)	8
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.01%-3%	1%(***)	-	23
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(2)	2
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(15)	15
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	578(**)	(20)	20
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(3)	3
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2%	(4)	4
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565(**)	(18)	15
	Present Value Method, Modified Black-Scholes Model	Curves on ABR index (*)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(b)	(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.01%-3%	1%(***)	(b)	(b)
Other liabilities at fair value through profit or loss	-	-	-	-	(b)	(b)

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of reais)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	30%-46%	32.08%	(1)	9
Trading derivatives	Present Value Method	Curves on ABR index (*)	(a)	(a)	(9)	9
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2,7%	(30)	30
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	578(**)	(24)	24
	Standard Gaussian Copula Model	Probability of default	0%-4,9%	0.30%	(6)	6
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(25)	25
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.01%-3%	1%(***)	-	70
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(6)	6
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(45)	45
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	578(**)	(60)	60
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(10)	10
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2%	(12)	12
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565(**)	(54)	45
	Present Value Method, Modified Black-Scholes Model	Curves on ABR index (*)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%	(b)	(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.01%-3%	1%(***)	(b)	(b)
Other liabilities at fair value through profit or loss	-	-	-	-	(b)	(b)

 (*) ABR: Active Bank Rate. Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**) There is a national HPI index in the UK and regional indexes. The HPI spot value is the weighted average of the indexes that correspond to the positions of each portfolio.

(***)Theoretical average value of the parameter. The change made for the favourable scenario is from 0.01% to 3%. The unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level.

(a)
The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof, and it was not possible to break down the results separately by type of input.

(b)
The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual valuation is positive (asset) or negative (liability), and the global effect associated with these financial instruments is broken down in the Other financial assets at fair value through profit or loss line included.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2014 were as follows:

	31-12-13	Changes								30-06-2014
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues and settlements	Transfers of levels	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	282	3	(1)	-	491	4	3	-	6	788
Debt and equity instruments	50	3	(1)	-	-	5	-	-	15	72
Trading derivatives	232	-	-	-	491	(1)	3	-	(9)	716
Swaps	56	-	-	-	-	6	(7)	-	(2)	53
Exchange rate options	16	-	-	-	-	(5)	7	-	6	24
Futures options	-	-	-	-	359	-	-	-	-	359
Index and securities options	56	-	-	-	132	(10)	-	-	6	184
Other	104	-	-	-	-	8	3	-	(19)	96
Other financial assets at fair value through profit or loss	510	-	-	-	78	19	-	-	3	610
Loans and advances to customers	61	-	-	-	-	2	-	-	2	65
Debt and equity instruments	449	-	-	-	78	17	-	-	1	545
Available-for-sale financial assets	715	15	(41)	-	13	-	2	(68)	17	653
TOTAL ASSETS	1,507	18	(42)	-	582	23	5	(68)	26	2,051

Financial liabilities held for trading	60	-	-	-	478	12	(8)	-	(8)	534
Trading derivatives	60	-	-	-	478	12	(8)	-	(8)	534
Swaps	2	-	-	-	-	-	(2)	-	-	-
Interest rate options	-	-	-	-	197	-	-	-	-	197
Index and securities options	-	-	-	-	274	-	-	-	-	274
Other	58	-	-	-	7	12	(6)	-	(8)	63
Other liabilities at fair value through profit or loss	45	-	(15)	-	-	(2)	-	-	2	30
TOTAL LIABILITIES	105	-	(15)	-	478	10	(8)	-	(6)	564

	31-12-13	Changes								30-06-2014
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues and settlements	Transfers of levels	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	918	9	(3)	-	1,545	13	9	-	(127)	2,364
Debt and equity instruments	163	9	(3)	-	-	16	-	-	31	216
Trading derivatives	755	-	-	-	1,545	(3)	9	-	(158)	2,148
Swaps	182	-	-	-	-	19	(22)	-	(20)	159
Exchange rate options	52	-	-	-	-	(16)	22	-	14	72
Futures options	-	-	-		1,130	-	-	-	(53)	1,077
Index and securities options	182	-	-	-	415	(31)	-	-	(14)	552
Other	339	-	-	-	-	25	9	-	(85)	288
Other financial assets at fair value through profit or loss	1,662	-	-	-	245	59	-	-	(136)	1,830
Loans and advances to customers	199	-	-	-	-	6	-	-	(10)	195
Debt and equity instruments	1,463	-	-	-	245	53	-	-	(126)	1,635
Available-for-sale financial assets	2,329	47	(129)	-	41	-	6	(214)	(121)	1,959
TOTAL ASSETS	4,909	56	(132)	-	1,831	72	15	(214)	(384)	6,153

Financial liabilities held for trading	196	-	-	-	1,504	38	(25)	-	(111)	1,602
Trading derivatives	196	-	-	-	1,504	38	(25)	-	(111)	1,602
Swaps	7	-	-	-	-	-	(7)	-	-	-
Interest rate options	-	-	-	-	620	-	-	-	(29)	591
Index and securities options	-	-	-	-	862	-	-	-	(40)	822
Other	189	-	-	-	22	38	(18)	-	(42)	189
Other liabilities at fair value through profit or loss	147	-	(47)	-	-	(6)	-	-	(4)	90
TOTAL LIABILITIES	343	-	(47)	-	1,504	32	(25)	-	(115)	1,692

16.	Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group (see Note 1.b). Certain accounting practices applied by the Group that conform with that regulatory framework may not conform with other generally accepted accounting principles and rules.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary Registration Statement on Form F-4 that contains a preliminary prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.